CHINA LINEN TEXTILE INDUSTRY, LTD.
Chengdong Street, Lanxi County,
Heilongjiang Province,
People’s Republic of China

February 2, 2011

VIA EDGAR

Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561
Attn:  Charles Lee, Attorney-Advisor

Re:	China Linen Textile Industry, Ltd.
Registration Statement on Form F-1
Filed December 17, 2010
File No. 333-171239

Dear Mr. Lee:

We are responding to comments contained in the Staff letter, dated January 14, 2011, addressed to Zhao Chunfu, the Company’s Vice General Manager, Secretary and director, with respect to the Company’s Registration Statement on Form F-1 filed on December 17, 2010.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

General

1.           We note that you are registering the resale of 6,025,330 ordinary shares on behalf of your selling stockholders.  Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling stockholders, the transaction appears to be a primary offering.  Because you are not eligible to conduct a primary offering on Form F-3, you are not eligible to conduct a primary at-the-market offering under Securities Act Rule 415(a)(4).  Therefore, please revise the terms of your offering to provide that all offers and sales will be made at a fixed price for duration of the offering and to identify the selling stockholders as underwriters.  Alternatively, reduce the size of the offering, in particular the shares offered by entities controlled by Mr. Pulvino, to one-third of the shares held by non-affiliates.  In addition, if you disagree with our analysis, please advise us of your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Securities Act Rule 415(a)(1)(i).  In your analysis, please address the following among any other relevant factors:

•	The number of selling stockholders and the percentage of the overall offering made by each selling stockholder and each group of affiliated selling stockholders;
•	The date on which and the manner in which each selling stockholder received the shares and/or the overlying securities;
•	The relationship of each selling stockholder with the company, including an analysis of whether the selling stockholder is an affiliate of the company;
•	Any relationships among the selling stockholders;
•
The dollar value of the shares registered in relation to the proceeds that the company received from the selling stockholders for the securities, excluding amounts of proceeds that were returned. or will be returned, to the selling stockholders and/or their affiliates in fees or other payments;

•	Whether or not any of the selling stockholders is in the business of buying and selling securities; and
•	The number of your shares held by non-affiliates and by affiliates as of a recent date.

Response:

We presently have 20,412,203 shares of common stock issued and outstanding, of which 11,473,767 are non-affiliate shares.  Based on your recommendation to reduce the size of the offering to one-third of the non-affiliate shares, we will amend our Registration Statement on Form F-1 to register 3,824,589 shares.

2.           Please supplementally tell us, with a view toward disclosure in the prospectus:

•	Whether you intend, and believe that you will have the financial ability (including providing us with the reasonable basis on which you base such belief), to make all payments on the notes; and
•	Whether, based on any information obtained from the selling stockholders, any of the selling stockholders have an existing short position in your ordinary shares.

Response:

Noted. We propose to insert the following two paragraphs under subsection of “Issuance and Sale of Notes” on page 8 of the F-1, with the amendment underlined for your easy reference:

Rodman &Renshaw, LLC acted as the placement agent for the Company.

We intend and believe that we have the financial ability to make all payments on the notes. We have $4.4 million cash on hand as of September 30, 2010, net income for the first nine months of 2010 was $6.9 million and net cash provided by operating activities was $2.5 million. As we expect a net income of $9.3 million for the full year 2010 and higher net income for the coming years, we are confident that we can make payments on interest and principal payments on the notes using the income derived from our operation.

One covenant in the Purchase Agreement prevents the selling stockholders from engaging in any short sales with respect to our Ordinary Shares. In addition, based on information obtained from the selling stockholders thus far, we are not aware of any selling stockholders having an existing short position on our shares.

3.           You state in the first paragraph and in “Summary – The Offering” that the prospectus relates to the issuance by you of up to 6,025,330 shares of your ordinary shares issuable upon conversion of your 7.5% notes.  However, you are not permitted to register the issuance of shares underlying the notes because the notes were originally issued in a private transaction:  therefore, the issuance of the shares upon the exercise of all privately-placed notes must be completed privately.  You are only permitted to register the resale of the shares underlying the notes.  Accordingly, the prospectus should relate only to, and the registration statements should only register, the resale of the ordinary shares by the purchasers of the 7.5% notes that elect to convert such notes into your ordinary shares.  Please revise throughout the prospectus accordingly.

Response:

Noted. We will revise our Registration Statement to register only the resale of the ordinary shares by the purchasers of the 7.5% notes that elect to convert such notes into ordinary shares.

4.           Please provide the information required by Item 16F of Form 20-F. See Item 4.d of Form F-1.

Response:

We propose to add the following disclosure in our Registration Statement on Form F-1, which is a duplicate disclosure from our Annual Report on Form 20-F filed with the SEC on August 18, 2010:

On June 24, 2010, we received a letter of resignation from UHY Vocation HK CPA Limited (“UHY HK”), our independent registered public accounting firm, which letter stated that the resignation would be effective immediately. UHY HK was engaged by us on April 9, 2009, until its resignation on June 24, 2010 (the “Engagement Period”).

Prior to June 24, 2010, UHY HK had not previously advised our management or our board of directors of its intention to resign its engagement as our independent registered public accounting firm. The resignation was not sought or recommended by our board of directors.

The report of UHY HK for the financial statements for the fiscal year ended December 31, 2008 does not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the Engagement Period, there were no disagreements within the meaning of Item 304(a)(1)(iv) of Regulation S-K between UHY HK and us on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to UHY HK’s satisfaction, would have caused UHY HK to make reference to the subject matter of the disagreement in connection with its reports. During the Engagement Period, except as described below in this Form 20-F, there were no reportable events within the meaning of Item 304(a)(1)(v) of Regulation S-K for the fiscal years ended December 31, 2008 and 2009 and through the date of this report.  However, in connection with the 2009 audit of the Company’s financial statements, it was discovered that the Company had recorded sales transactions with related parties which did not appear to be in accordance with Generally Accepted Accounting Principles.  Although the Company ultimately agreed to reverse the occurred transactions, UHY HK decided not to continue to be associated with the Company because of certain material weaknesses in the Company's internal controls.  This constituted a “reportable event" as described in Item 304(a)(1)(v) of Regulation S-K.

We provided UHY HK with the disclosure in this annual report on Form 20-F.  We requested that UHY HK furnish us with a letter addressed to the Securities and Exchange Commission stating whether UHY HK agreed with the above statements related to UHY HK.  A copy of UHY HK’s letter, dated August 17, 2010, is attached as exhibit 15.1 to our annual report on Form 20-F.

On July 5, 2010, we engaged Parker Randall CF (H.K.) (“Parker Randall”) as our new auditor as approved by our Board of Directors on July 3, 2010.

In the years ended December 31, 2007 and 2008 and the subsequent interim period prior to engaging Parker Randall, neither we nor anyone on our behalf consulted with Parker Randall with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and no written report or oral advice was provided by Parker Randall to us that Parker Randall concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to that Item) or a "reportable event" (as defined in Item 16F(a)(1)(v) of Form 20-F).

Table of Content, page 2

5.           Please move the table of contents to either the inside front cover page of the prospectus or the outside back cover page of the prospectus. See Item 502(a) of Regulation S-K.

Response:

Noted.We will move the table of contents to the inside front cover page of the prospectus.

Outside Front Cover Page of Prospectus, page 3

6.           Please limit the outside front cover page of the prospectus to one page. See Item 501(b) of Regulation S-K.

Response:

Noted.  We will limit the outside front cover page of the prospectus to one page.

7.           Please revise your disclosure on the cover page, in "Summary - The Offering," in the selling stockholders table and throughout the prospectus to clarify that 6,025,330 ordinary shares represents 130% of the number of ordinary shares issuable upon conversion of all of the notes only at a conversion price of $1.52 and represents shares issuable "upon conversion of all…of the Notes" [emphasis added] only at an adjusted conversion price of not less than $1.17.

Response:

Noted.  We will make such revisions on the cover page, in “Summary – The Offering” and throughout the prospectus.

8.           Please revise the fifth paragraph, third sentence to state that investors may also rely on free writing prospectuses, as you indicate in the last paragraph on page 4.

Response:

Noted.  We propose to revise the fifth paragraph, third sentence to read as follows, with the amendment underlined for your easy reference:

Our Ordinary Share is currently quoted on the Over-the-Counter Bulletin Board under the symbol “CTXIF.OB”.  On December 9, 2010, the last reported sale price of our shares was $1.45 per share.  You should rely only on the information contained in this prospectus or contained in any free writing prospectus filed with the Securities and Exchange Commission.  We have not authorized any other person to provide you with different information

Summary, page 5

Overview, page 5

9.           Please revise the seventh paragraph, third sentence to state that you are a reporting company under the Securities Exchange Act of 1934, instead of the Securities Act of 1933.

Response:

Noted. We propose to revise the seventh paragraph, third sentence to read as follows, with the amendment underlined for your ease of reference:

Our website is www.chinalinentextile.com. The information contained on our website does not form part of this prospectus. Our agent for service of process in the United States is Island Stock Transfer, 100 Second Avenue South, Suite 705S, St. Petersburg, Florida, 33701. We are a reporting company under the Securities Exchange Act of 1934, as amended (“Exchange Act”), and our public filings can be accessed at www.sec.gov.

Distribution and Marketing, page 7

10.           Please revise the organizational diagram on pages 9 and 54 to indicate that Mr. Gao controls Creation International Development and include a brief description of this relationship in the “Summary” section.

Response:

Noted.  We propose to amend the organization diagram on pages 9 and 54 as follows:

*Mr. Gao, our Chief Executive Officer and chairman, is party to an agreement, dated April 15, 2010, with Creation International Development Investments Limited (“Creation”), and its sole shareholder, Mr. Gabriele Sanesi, pursuant to which Mr. Gao may acquire all of the shares of Creation in accordance with the terms and conditions set forth therein.  In other words, Mr. Gao may, upon acquisition of all or substantially all the shares of Creation, ultimately control Creation.

Additionally, we propose to add the following paragraph after the fifth paragraph of the “Overview” under the “Summary” section:

We are 40.12% owned by Creation International Development Investments Limited (“Creation”).  Mr. Gao, our Chief Executive Officer and chairman, is party to an agreement, dated April 15, 2010, with Creation and its sole shareholder, Mr. Gabriele Sanesi, pursuant to which Mr. Gao may acquire all of the shares of Creation in accordance with the terms and conditions set forth therein.  In other words, Mr. Gao may, upon acquisition of all or substantially all the shares of Creation, ultimately control Creation.

Selected Financial Data, page 12

11.           Item 3.A.1 of Form 20-F requires you to provide selected historical financial data for your five most recent fiscal years.  Please provide such information or provide us with a representation that such information cannot be provided without unreasonable effort or expense.

Response:

Noted. We propose to replace the part of “Selected Financial Data” on page 12 by its entirety as follows:

SELECTED FINANCIAL DATA

The following selected consolidated statement of operations data for China Linen for the nine months ended September 30, 2010 and the years ended December 31, 2009, 2008 and 2007, and the selected consolidated balance sheet data as of September 30, 2010, December 31, 2009, 2008 and 2007 have been derived from the unaudited and audited consolidated financial statements of China Linen included elsewhere in this Registration Statement and should be read in conjunction with those financial statements and the accompanying notes.

Selected financial data for the company for the twelve-month periods ended December 31, 2009, 2008 and 2007 presented below is derived from the audited consolidated financial statements of the company.  The selected financial data for the twelve-month periods ended December 31, 2006 and 2005 is derived from the audited financial statements of Lanxi Sunrise.

Selected Statement of Operations Data

	Fiscal Year Ended December 31,
	2009	2008(3)	2007	2006		2005

Revenues	$29,386,131	$22,945,122	$20,782,804	$14,518,393		$12,863,924
Gross profit	8,710,688	5,296,270	5,707,494	4,738,521		2,288,693
Total operating expenses	1,634,201	2,185,089	1,251,759	1,203,239		955,019
Operating income	7,076,487	3,111,181	4,455,735	3,535,282		1,333,674
Total other income (expense)	795,716	952,502	623,899	465,574		-95,553
Income before tax	7,872,203	4,063,683	5,079,634	4,000,856		1,238,121
Income tax	2,141,684	1,206,914	1,606,443	1,287,766		1,039,045
Wei Net income	5,730,519	2,856,769	3,473,191	2,713,090		199,076
Effects of foreign currency conversion	32,149	764,910	612,543	190,677		127,592
Comprehensive income	5,762,668	3,621,679	4,085,734	2,903,767		326,668
Basic and diluted earnings per share (2)	$0.28	$0.15	$0.18	N/A	(1)	N/A	(1)

 (1) The financial data for 2005 through 2006 was derived from the results of operation for Lanxi Sunrise, which is a limited liability company. As a result, the information on net income per share, number of shares outstanding and diluted net income per share is not applicable.

(2) The Company did not have any dilutive potential shares or issue any stock options.  As a result, the diluted earnings for 2007, 2008 and 2009 is the same as the basic earnings per share.

(3) The Company has restated its consolidated financial statements as of December 31, 2008 and for the year then ended, after having identified a share based compensation adjustment due to an Advisory Agreement between Lanxi Sunrise and Mid-Continental Securities Corp., dated March 30, 2007, not accounted for in the consolidated financial statements. Pursuant to that agreement, Mid-Continental Securities Corp., or its designees, was entitled to receive a total of 804,000 shares of common stock of the Company as compensation for services after the reverse merger.  Such shares were transferred to Mid-Continental Securities Corp. and its designees by certain shareholders of the Company in 2008. In the restated 2008 Financial Statements, the Company has accounted for this event as a contribution of capital by its shareholders and recorded a charge to operations as a general and administrative expense in the amount of $844,200.  Such shares were valued based on the closing market price of $1.05 per share on the date of transfer. For the year ended December 31, 2008, the effect of the restatements was to decrease previously reported net income of $3,700,969 to $2,856,769.

	Nine Months Ended
	September 30,
	2010	2009

Revenues	$31,616,522	$20,570,248
Gross profit	9,843,746	5,715,532
Total operating expenses	1,698,528	625,331
Operating income	8,145,218	5,090,201
Total other income (expense)	66,755	(4,723)
Income before tax	9,175,147	5,667,718
Income tax	2,308,749	1,364,814
Net income	6,866,398	4,302,904
Effects of foreign currency conversion	499,893	(15,239)
Comprehensive income	7,366,291	4,287,665
Basic and diluted earnings per share	$0.34	$0.21

Selected Statement of Balance Sheet Data

	Fiscal Year Ended December 31,
	2009	2008	2007	2006	2005

Cash	$2,320,656	$10,674	$3,459	$40,903	$10,882
Bank checks and commercial paper	1,921,610	1,566,733	370,172	333,320	138,330
Working capital	12,011,508	6,192,533	3,367,908	612,248	-222,424
Total Assets	36,130,959	36,224,260	31,332,222	26,389,323	18,287,159
Total liabilities	14,657,347	20,621,120	20,338,870	19,449,684	14,187,187
Total liabilities and shareholders’ equity	36,130,959	36,224,260	31,332,222	N/A	N/A
Stockholders’ Equity	21,473,612	15,603,140	10,993,352	N/A	N/A

	Nine Months Ended September 30,
	2010	2009

Cash	$4,357,753	$2,320,656
Bank checks and commercial paper	-	1,921,610
Working capital	19,604,278	12,011,508
Total assets	45,584,433	36,130,959
Total liabilities	16,718,730	14,657,347
Total liabilities and shareholders’ equity	45,584,433	36,130,959
Shareholders’ equity	28,865,703	21,473,612

12.           Please provide the information required by Item 3B of Form 20-F. Note that we would not object if you provide this information as of the same date as the most recent balance sheet required to be included in the registration statement.

Response:

Noted. We propose to add the following disclosure after the financial data tables under the section “Selected Financial Data” on page 12.

As of September 30, 2010, we had $3.6 million short-term band loan and no long-term debt. Total stockholder’s equity was $28.9 million.

Bank loans consisted of the following as of September 30, 2010:

Loan from Financial Institutions	Annual Interest Rate	Loan period	Loan Amount	Collateral
Lanxi Branch of Agriculture Bank of China	6.903%	2/24/2010 – 2/23/2011	2,239,441	The Group's equipment
Lanxi Branch of Agriculture Bank of China	6.903%	3/22/2010 – 3/21/2011	1,343,665	and buildings
Total			$3,583,106

Interest expense charged to operations for these bank loans was $314,410 for the nine months ended September 30, 2010.  There was no default of bank loan or interest payments during the period.

Risk Factors, page 14

13.           Please move the "Risk Factors" section to immediately follow the "Summary" section. See Item 503(c) of Regulation S-K.

Response:

Noted.  We will move the “Risk Factors” section to immediately follow the “Summary” Section in our Amendment No. 1 to Registration Statement on Form F-1.

Risk Relating to Operations in China, page 20

We rely principally on dividends and other distributions…, page 21

14.           Your discussion here or elsewhere should make clear the "limitations" referenced under this heading and include disclosure of the amounts required to be set aside by PRC law.

Response:

We propose to make the following amendments to the risk factor as follows, with the amendment underlined for your easy reference:

We rely principally on dividends and other distributions on equity paid by our PRC Subsidiary, and limitations on its ability to pay dividends to us could have a material adverse effect on our business and results of operations.

~~We are a holding company and we rely principally on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. If our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.~~

As an entity established in the PRC ~~China~~, our PRC subsidiary is subject to certain limitations with respect to dividend payments. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in ~~China~~ the PRC. ~~Our PRC Subsidiary is a Sino-foreign joint venture enterprise, and~~ Pursuant to the Sino-Foreign Equity Joint Venture Law (1979), as amended, and Regulations of the Implementation of the Sino-Foreign Equity Joint Venture Law (1983), as amended, a Foreign Invested Enterprise (“FIE”) in the PRC may pay dividends only out of the FIE’s profits, if any, after the payment of its enterprise income tax and contributions to its reserve fund, employee bonus and welfare fund and enterprise development fund at percentages that are decided by its board of directors; and such net profits shall be distributed in proportion to the contributions to the registered capital of the parties to the venture. Our PRC subsidiary as a Sino-foreign joint venture enterprise may not distribute its after-tax profits to us if it has not already made contributions to its reserve fund, enterprise development fund and employee bonus and welfare fund at percentages that are decided by its board of directors. The total amount of our restricted net assets was RMB48.3 million ($7.1 million) as of December 31, 2009. Based on the foregoing, we have been advised by our accountants  that we are only permitted to pay RMB 116.8 million ($15.9million) in dividends as we are required to set aside RMB 3.9 million ($0.6 million million), being 10% of our after-tax profits net of contributions to our PRC subsidiary’s reserve fund, enterprise development fund and employee bonus and welfare fund.Under the relevant PRC foreign exchange regulations, conversion of the Renminbi is permitted, without the approval from the PRC State Administration of Foreign Exchange, or “SAFE”, for “current account” transactions, which include dividends, trade, and service-related foreign exchange transactions. However, pursuant to Regulations on Exchange Control of the People’s Republic of China (2008) and Administrative Regulations Regarding Settlement, Sale and Payment of Foreign Exchange (1996), as amended, the registered capital contribution of an FIE must be fully paid before any profit or dividend of the FIE is remitted abroad; where the registered capital contribution of an FIE is not been fully paid due to special circumstances, profits or dividends of the FIE can be remitted abroad only if approvals from competent authorities have been obtained; furthermore, an FIE may only remit profits or dividends abroad at authorized banks and must comply with certain procedural requirements, such as providing the Foreign Invested Enterprise Foreign Exchange Registration Certificate, the resolution of the board of directors for the distribution of profits, the capital verification report issued by certified public accountants, the audit report and the tax payment documentation, etc. There is no guarantee that PRC regulatory authorities will not impose additional restrictions on the convertibility of the Renminbi. These restrictions could prevent our PRC subsidiary from distributing dividends. In addition, if our PRC subsidiary in the PRC ~~China~~ incurs further debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Limitations on the ability of our PRC Subsidiary to pay dividends to us could adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business. Accordingly, if for any of the above or other reasons, we do not receive dividends from our PRC subsidiary, our liquidity, financial condition and ability to make dividend distributions to our shareholders will be materially and adversely affected.

The discontinuation of any preferential tax treatment…, page 25

15.           Please revise to make clear the actual end date for the subsidies referenced and quantify the change in your tax treatment that would be in effort afterwards.

Response:

We propose to make the following amendments to the risk factor, with the amendments underlined for your easy reference:

The discontinuation of any preferential tax treatment currently available to us and the increase in the enterprise income tax in the PRC could in each case result in a decrease in our profits and materially and adversely affect our results of operations.

According to Lan Zheng Fa (2006) No. 14 issued by Lanxi County People’s Government on August 20, 2006, Lanxi Sunrise is enjoying a loan interest discount of approximately $125,800 over a six-year period until December 31, 2011, and Lanxi Sunrise was awarded a subsidy equivalent to the income taxes payable by the company to the PRC State Administration of Taxation and local administration of taxation for three years until December 31, 2008. Upon expiration of the three-year period, Lanxi Sunrise will enjoy a subsidy equivalent to the income taxes payable by the company to the local administration of taxation for two years until December 31, 2010. The discontinuation of such preferential tax treatment currently available to us will result in a decrease in our profits. Thereafter, our corporate income tax rate shall be 25%.

The approval of the China Securities Regulatory Commission…, page 26

16.           For this and the immediate next risk ("[t]he approval of MOFCOM ..."), please revise your disclosure here or in your discussion of regulations as follows:

•	State whether you expect to require approval including providing an analysis of why you feel approval may or may not be necessary;

•	Make clear whether entities with a similar structure or similar capitalization have required approval;

•	Include discussion of your plans, if any, to seek approval; and

•	Clarify the timelines associated with the application and approval processes.

Response:

We propose to make the following amendments to the risk factors, with the amendment underlined for your easy reference:

The approval of the China Securities Regulatory Commission may be required in connection with an offering of our securities under PRC regulations, and, if required, we cannot currently predict whether we would be able to obtain such approval.

On August 8, 2006, six PRC regulatory agencies, including the China Securities Regulatory Commission, or “CSRC,” MOFCOM the State-Owned Assets Supervision and Administration Commission, or “SASAC”, the State Administration of Taxation, or “SAT”, the State Administration for Industry and Commerce, or “SAIC” and SAFE jointly promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, which became effective on September 8, 2006 and was amended on June 22, 2009 (the “M&A Regulation”). This M&A Regulation~~, among other things, has certain provisions that purport to require offshore special purpose vehicles, or “SPVs”, formed for the purpose of listing of the equity interests in the PRC companies on an overseas stock exchange and directly or indirectly controlled by PRC individuals or companies to obtain approval from the CSRC prior to listing their securities on an overseas stock exchange. The application of this M&A Regulation remains unclear with no consensus currently existing among the leading PRC law firms regarding the scope and applicability of the CSRC approval requirement. On September 21, 2006, the CSRC published on its official website a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval.~~ addresses that a special purpose vehicle, or “SPV,” refers to an offshore company directly or indirectly controlled by PRC individuals or companies for the purpose of taking the interests of their domestic company to list on an overseas stock market and further regulates that  the listing and trading of the SPV on an overseas stock market whose shareholders intend to acquire a PRC company in consideration of the SPV’s equity (“cross-border equity swap” ) shall be subject to the examination and approval of CSRC. On September 21, 2006, CSRC promulgated the approval procedures for the overseas listing of an SPV on its official website. In our case, our equity structure does not involve a cross-border equity swap governed by the M&A Regulation, therefore we believe that the requirement of CSRC approval under the M&A Regulation is not applicable to us. We are not aware of any entity with a similar corporate structure having been required an approval from CSRC. However, CSRC currently ~~As the application of this M&A rule is currently unclear and since the M&A Regulation was promulgated, the PRC government~~ has not issued the implementing rules, and there may be some uncertainties as to how this M&A Regulation will be interpreted or implemented. ~~If the CSRC or another PRC regulatory agency subsequently were to determine that the~~Moreover, CSRC or other relevant government authorities may disagree with this conclusion and if prior CSRC approval is required ~~for an offering~~, we could face regulatory actions or other sanctions by CSRC or other PRC regulatory agencies. If this happens, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this transaction into the PRC, ~~restrict or prohibit payment or remittance of dividends by its PRC subsidiaries,~~ or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares. CSRC or other PRC regulatory agencies may also take actions requiring or advising us to halt such an offering.

 The approval of MOFCOM may be required in connection with the acquisition of Lanxi Sunrise by Bright under PRC regulations, and, if required, we cannot currently predict whether we will be able to obtain such approval.

The M&A Regulation also established additional procedures and requirements that could make merger and acquisition activities by foreign investors in the PRC ~~China~~ more time-consuming and complex, including requirements in some instances that the approval of the MOFCOM or its competent local office shall be required in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Where ~~a~~offshore companies set up or controlled by PRC enterprises or individuals intend~~s~~ to acquire ~~a domestic~~ their affiliated PRC non-foreign investment companies ~~affiliate in the name of a foreign company which the enterprise or the individual lawfully established or controls, such transaction shall be treated as~~ (a “related acquisition”),~~and~~ they shall be subject to the ~~examination and~~ approval of ~~the~~ MOFCOM. ~~Regarding the transaction between Bright and Lanxi Sunrise,  we cannot guarantee you that~~ Currently, the sole shareholder of Creation, our major shareholder, is Mr. Gabriele Sanesi, a citizen of Italy. In accordance with an agreement dated April 15, 2010 among Creation, Mr. Gao and Mr. Sanesi, or the “April 2010 Agreement,” Mr. Sanesi has agreed to transfer 100% of his equity interests in Creation to Mr. Gao (the “Acquisition Right”) if the net income of the Company from January 1, 2010 to June 30, 2010 is no less than US$2.0 million. However, Mr. Gao has not exercised the Acquisition Right under the April 2010 Agreement so far. Provided that he decides to exercise his Acquisition Right, Mr. Gao shall apply for the approval from MOFCOM. We are not aware of any entity with a similar corporate structure having been required an approval from MOFCOM. However, MOFCOM or other relevant PRC government authorities may disagree with this conclusion and if ~~will not determinethat approval of the MOFCOM was required at the time of the acquisition. If~~ relevant PRC government authorities deem the current corporate structure ~~such transactions~~ to be a related acquisition subject to the M&A Regulation, we may have violated the M&A Regulation and could be subject to administrative fines and other penalties from relevant PRC authorities, and we may be required to obtain approval for such transactions from the MOFCOM and could be required to divest Lanxi Sunrise, in which case we would lose the benefit of the revenues from such entity, which is substantial. There are no specific declarations of fines or penalties for such violations under current PRC laws and regulations and so the penalties we may suffer are uncertain. In the future, we may grow our business in part by acquiring additional businesses in China. Compliance with the requirements of the M&A Regulation to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM or its competent local office, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand business.

We face uncertainty from China’s Circular on Strengthening, page 29

17.           Please add greater specificity so a prospective investor may see how the Circular may apply to your actual business structure and any transactions to date.

Response:

Noted. We propose to revise this risk factor by replacing it by the entirety with the following:

We face uncertainty from PRC’s Circular on Strengthening the Administration of Enterprise Income Tax on Non-Resident Enterprises’ Share Transfer that was released in December 2009 with retroactive effect from January 1, 2008.

On December 10, 2009, the State Administration of Taxation, or the SAT issued the Notice on Strengthening Administration of Enterprise Income Tax for Equity Transfers by Non-PRC Resident Enterprises, or SAT Circular 698 with retroactive effect from January 1, 2008, which addresses the regulations on the purchase and sales of a PRC resident enterprise’s equity interests by a non-PRC resident enterprise excluding purchase and sales of shares of PRC resident enterprises listed on a public stock exchange market.

Pursuant to SAT Circular 698, if a non-PRC resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposing its interests in an overseas holding company which in turn holds equity interests in the PRC resident enterprise, ( an “Indirect Transfer”), and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate lower than 12.5% or (ii) does not tax foreign income of its residents, the non-PRC resident enterprise, being the transferor, shall report to the competent tax authority of the PRC resident enterprise this Indirect Transfer within 30 days from the date of the execution of the equity transfer agreement and submit the following documents:

•	Equity transfer contract/agreement;
•	Documents illustrating the relationship between the non-PRC resident investor and the overseas holding company in respect of financing, operation, sales and purchase, etc.;
•	Documents illustrating the operation, personnel, finance and properties of the overseas holding company;
•	Documents illustrating the relationship between the overseas holding company and the PRC resident enterprise in respect of financing, operation, sales and purchase, etc.;
•	Documents explaining the reasonable commercial purpose of the non-PRC resident investor in setting up the overseas holding company; and
•	Other relevant documents required by the tax authority.

Based on the examination of the aforementioned reporting documents, the PRC competent tax authority may disregard the existence of the overseas holding company by applying a “substance over form principle” if such equity transfer of the overseas holding company lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC taxes. As a result, gains derived from such Indirect Transfer may be subject to a PRC withholding tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

However, there is uncertainty as to the application of SAT Circular 698. Currently the relevant authority has not yet promulgated any formal provisions for implementation nor has it formally declared or stated how to calculate the effective tax rates in the foreign tax jurisdictions. Moreover, the term “Indirect Transfer” is not clearly defined and the specific reporting process and form of an Indirect Transfer to the competent tax authority of the relevant PRC resident enterprise remain unclear. In addition, there are not any formal declarations with regard to how to determine whether a non-PRC resident investor has adopted an abusive arrangement in order to reduce, avoid or defer PRC taxes. SAT Circular 698 may be determined by the relevant PRC tax authorities to be applicable to our non-PRC resident investors, if any equity transfer transaction by these non-PRC resident investors was determined by the relevant PRC tax authorities to lack reasonable commercial purpose, we and our non-PRC resident investors may become at risk of being taxed under SAT Circular 698 and may be required to expend valuable resources to comply with SAT Circular 698 or to establish that we should not be taxed under SAT Circular 698, which may have a material adverse effect on our financial condition and results of operations or such non-PRC resident investors' investments in us.

Risks Relating to Our Ordinary Shares, page 30

Our Company, as a foreign private issuer, has limited reporting…, page 30

18.           Please remove this risk factor because it applies to all foreign private issuers. Rather, include a similar discussion under the heading “Where You Can Find More Information”on page 80 and ensure that you discuss the reports and information you plan to provide, exclude and make available to U.S. shareholders.

Response:

Noted.  We will remove this risk factor.

We propose to add the following disclosure under the heading “Where You Can Find More Information” on page 80, with the amendment underlined for your easy reference:

WHERE YOU CAN FIND MORE INFORMATION

We are a public company and file annual reports.  In addition, we plan to and shall endeavor to file quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission following the schedule applicable to small business issuers.  You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  You can request copies of these documents by writing to the SEC and paying a fee for the copying cost.  Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room.  Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov.

This prospectus is only part of a Registration Statement on Form F-1 that we have filed with the SEC under the Securities Act of 1933 and therefore omits certain information contained in the Registration Statement.  We have also filed exhibits and schedules with the Registration Statement that are excluded from this prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document.  You may:

•	inspect a copy of the Registration Statement, including the exhibits and schedules, without charge at the public reference room,

•	obtain a copy from the SEC upon payment of the fees prescribed by the SEC, or

•	obtain a copy from the SEC web site.

We are subject to penny stock regulations and restrictions., page 30

19.           We note your statement that the penny stock rules "may affect the ability of broker-dealers to sell [y]our securities and...the ability of purchasers to sell any of [y]our securities in the secondary market." Please revise to explain how the ability of broker- dealers and investors in the secondary market to sell your securities will be negatively affected by the application of the penny stock rules.

Response:

Noted.  We propose amend the risk factor as follows, with the amendment underlined for your ease of reference:

We are subject to penny stock regulations and restrictions.

The SEC has adopted regulations which generally define so-called “penny stocks” to be an equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions. As of December 9, 2010, the closing bid price for our ordinary shares was $1.46 per share and our shares are considered to be a “penny stock.”  As a “penny stock,” our ordinary shares may become subject to Rule 15g-9 under the Exchange Act of 1934, or the “Penny Stock Rule.” This rule imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers and “accredited investors” (generally, individuals with a net worth in excess of $1,000,000 or annual incomes exceeding $200,000, or $300,000 together with their spouses). For transactions covered by Rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to sale.   If such a suitability determination cannot be made for whatever reason, then the sale will not be able to be consummated under Rule 15g-9.  Accordingly, this rule may affect the ability of broker-dealers to sell our securities and may affect the ability of purchasers to sell any of our securities in the secondary market.

For any transaction involving a penny stock, unless exempt, the rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the SEC relating to the penny stock market. Disclosure is also required to be made about sales commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stock.

There can be no assurance that our Ordinary Shares will qualify for exemption from the Penny Stock Rule. In any event, even if our ordinary shares were exempt from the Penny Stock Rule, we would remain subject to Section 15(b)(6) of the Exchange Act, which gives the SEC the authority to restrict any person from participating in a distribution of penny stock, if the SEC finds that such a restriction would be in the public interest.

Your ability to bring an action against us or against our directors, page 32

20.           Please revise to make clear whether there are any treaties providing reciprocity between the United States, Cayman Islands or PRC. Additionally, discuss whether U.S. shareholders may originate actions in the Cayman Islands or PRC based upon Cayman Islands or PRC laws.

Response:

We propose to amend the risk factor as follows, with the amendment underlined for your ease of reference:

Your ability to bring an action against us or against our directors and executive officers, or to enforce a judgment against us or them, will be limited.

We are not incorporated in the United States. We are a Cayman Islands exempted company, Bright is a Republic of Vanuatu company and Lanxi Sunrise is a PRC company, and some of our officers and directors reside outside the United States. We conduct our business outside the United States, and substantially all of our assets are located outside the United States. Most of our directors and executive officers are non-U.S. citizens and reside, and substantially all of the assets of those persons are located, outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under U.S. securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands or the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and executive officers. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would (i) recognize or enforce judgments of U.S. courts against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or (ii) entertain original actions brought in the Cayman Islands or the PRC against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.  There are presently no treaties providing reciprocity of enforcement of judgments between the United States, Cayman Islands and the PRC.  There is however no bar against US shareholders originating actions in either the Cayman Islands or the PRC based on their respective laws.

Information Regarding Forward-Looking Statements, page 33

21.           Statements made in connection with issuances of penny stock are expressly excluded from the safe harbor protections afforded by the Private Securities Litigation Reform Act of 1995. See Sections 27A(b)(1)(C) of the Securities Act and 21E(b)(1)(C) of the Exchange Act. Please revise to delete reference to Section 27A of the Securities Act and Section 21E of the Exchange Act.

Response:

Noted. We propose to amend the “Information regarding Forward Looking Statements” on page 33 as follows:

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This Form F-1 contains forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements.

We undertake no obligation to publicly update or revise any forward-looking statements contained in this Form F-1, or the documents to which we refer you in this Form F-1, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances on which any statement is based.

China Linen Textile Industry Ltd. is a Cayman Islands company that is referred to in this Form F-1, as “China Linen” “the Company,” “we,” “us,” or “our.”

Market and Industry Data, page 33

22.           We note your disclosure that the third party reports, publications and sources "indicate that the information contained therein was obtained from sources believed to be reliable" and that you have not independently verified your internal data, estimates and research. Since potential investors should be able to rely upon data and statistics in your registration statement that are based upon reasonable and sound assumptions, your disclosure, as currently drafted, appears inappropriate.  Please revise to remove any implication that you are not responsible for assessing the reasonableness and soundness of the market data and statistics presented, which you are reasserting and providing to investors as information upon which their investments will be based.

Response:

Noted.  We propose to amend our “Market and Industry Data” section to read as follows:

MARKET AND INDUSTRY DATA

This prospectus includes market and industry data and forecasts that we have developed from independent consultant reports, publicly available information, various industry publications, other published industry sources and our internal data and estimates.  Independent consultant reports, industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable.

Our internal data and estimates are based upon information obtained from our investors, trade and business organizations and other contacts in the markets in which we operate and our management’s understanding of industry conditions.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34

Overview, page 34

23.           You reference your “development strategy” and your “long-term growth strategy” when discussing your products and services. Please disclose what such strategies entail.

Response:

We propose to add the following paragraphs immediately after the Linen Yarn Processing paragraph on page 35:

Our development strategy is to expand markets and increase production capacity. Currently, we are expanding our customer base to Europe, the Middle East and other parts of Asia while also tapping into the increasing demand in China.  Currently, our production capacity cannot meet our sales demand due to our strong sales capability. As a result, we have had to subcontract and purchase linen fabric and linen yarn from other producers. We intend to increase our production capacity to meet our increased sales demand through the update of our existing facility and acquisition of additional facilities and the upgrade of our existing facility. Our ultimate development strategy is to double our capacity over the next three to five years.

Our long-term growth strategy is to extend to a higher end of the industrial chain by offering higher margin products (from yarn spinning, fabric weaving to bleaching and to dyeing and finishing), to ultimately  enter into the home linen textile market in China. Our eventual goal is to cover the entire industrial chain, which  may entail many years of growth through continued margin expansion and increased sales.

24.           Please revise your disclosure to expand on the role of bleaching in the production of your products and clarify whether it is also a separate service that is a source of revenue.

Response:

In order to expand on the role of bleaching in the production of our products and clarify whether bleaching is a separate source of revenue, we propose to revise the fourth paragraph in the “Overview” section of our business on page 35 of the F-1 as follows, with the amendment underlined for your easy reference. We also propose to amend our disclosure regarding the linen industry chain to more accurately reflect the five-step processes in the following paragraph and throughout the Registration Statement.

The linen industry chain involves a 5-step process including (i) yarn spinning~~fiber production~~; (ii) fabric weaving~~spinning~~; (iii) bleaching~~fabric weaving~~; (iv)dyeing~~bleaching~~; and (v) ~~dyeing and~~ finishing. Our current operations are focused on three of the five steps in this process: (i) yarn spinning, (ii) fabric weaving and (iii) bleaching. Generally, sales of bleached fabric have a higher added value than grey, or unbleached fabric, which consequently can yield a higher margin of profits. Currently, the Company engages in the process of bleaching solely as part of our linen production process. While bleaching can be a separate service and source of revenue offered by the Company, currently, the Company does not offer such a separate linen bleaching service. In the future, we plan to expand our operations to other segments of the industry chain including dyeing and finishing~~and the production of its own supply of flax~~.

Results of Operations, page 37

Nine Months ended September 30, 2010 as compared to the Nine Months ended September 30, 2009, page 37

Revenues, page 37

25.           We note that you present revenues by product segment tier the nine months ended. September 30, 2010. Please also present revenues by product segment and revenues by geographic market for each of your last three financial years. See Item 4.B.2 of Form 20-F.

Response:

Noted. Set forth below is the breakdown of our revenue by product segment and by geographic market for each of the last three fiscal years.

Revenues by Product Segment
	2007	2008	2009	First nine months of 2010
Linen fabric	$19,473,487	$20,329,378	$27,152,785	$29,959,254
Linen yarn	623,484	527,738	235,089	1,657,268
Subcontracting linen fabric	353,308	390,067	499,564	0
Subcontracting linen yarn	332,525	1,697,939	1,498,693	0
Total	$20,782,804	$22,945,122	$29,386,131	$31,616,522

Revenues by Geographic Market
	2007	2008	2009	First nine months of 2010
China domestic market	$9,144,434	$10,095,854	$11,666,294	$18,337,583
Export/overseas market	11,638,370	12,849,268	17,719,837	13,278,939
Total	$20,782,804	$22,945,122	$29,386,131	$31,616,522

26.           We note that your increased linen fabric sales are attributable to your increased marketing efforts and your increased linen yarn sales are attributable to your increased distribution channels. Please disclose whether these increased marketing efforts and increased distribution channels resulted in a greater volume of sales or increase in the price of your linen fabric and linen yarn. See Item 5. A. 1of Form 20-F.

Response:

We propose to amend the second to last paragraph regarding revenues during the nine months ended September 30, 2010 on page 37 of the F-1 as follows, with the amendment underlined for your easy reference:

Our revenues during the nine months ended September 30, 2010 increased by approximately $11 million or 53.7% as compared with the nine months ended September 30, 2009, primarily resulting from a 57.5% increase in sales of linen fabric of approximately $10.9 million. The increase in sales of our linen fabric can be attributed to our increased efforts in marketing such fabric, which ultimately resulted in a greater volume of sales of our linen fabric. Additionally we also increased the distribution channels for linen yarn which resulted in a greater volume of sales of $1,657,268 for the nine months ended September 30, 2010 as compared to only $221,617 for the nine months ended September 30, 2009.

Liquidity and Capital Resources, page 39

27.           Please disclose the borrowing capacity available under your bank loan with the Agricultural Bank of China and the maturity date for such loan. Please also clarify whether the interest rate is a fixed or variable interest rate. See Items 5.B.1(c) and 5.B.2 of Form 20-F.

Response:

We propose to disclose the borrowing capacity available under our bank loan with Agricultural Bank of China and the maturity date for such loan by amending the second paragraph under the Liquidity and Capital Resources section regarding our bank loan with the Agricultural Bank of China on page 39 of the F-1 as follows:

As of September 30, 2010, we had  two outstanding loans from the Agricultural Bank of China, each with a one-year fixed annual interest rate of 6.903% (the “Loans”)  in an aggregate amount of  $3,583,106. The borrowing capacity available to the Company under the Loans is an aggregate of $4,392,708 and the maturity dates are on February 23, 2011 and March 21, 2011, respectively. As of December 31, 2009, the aggregate amount under the Loans was equal to $4,048,583. The Loans are collateralized by our buildings and equipment.

28.           Please disclose your material commitments for capital expenditures as of September 30, 2010, including the general purpose of such commitments and the anticipated sources of funds needed to fulfill such commitments. Sec Item 5.B.3 of Form 20-F.

Response:

We propose to add the following paragraph regarding material commitments for capital expenditures as of September 30, 2010 immediately before the last sentence on page 39:

Contractual commitments for capital expenditures as of September 30, 2010 approximated $960,248 (RMB 6,431,840) and related to: (i) the construction of Lanxi Sunrise’s sewage facilities, and (ii) the acquisition of yarn dyed equipment for the use of yarn dyed production line.The anticipated sources of funds needed to fulfill such contractual commitments for capital expenditures will be from the Company’s operation income.

In December 2008, the local government granted USD 776,045 (RMB 5,300,000) to Lanxi Sunrise for sewage facilities improvement to our facility located in Lanxi Sunrise. This grant  is regarded as deferred government subsidy. The primary condition for qualification of this subsidy was to improve the sewage facilities of our production plant in Lanxi Sunrise.

29.           We note your disclosure on page 15 regarding your recent non-compliance with debt covenants.  To the extent that you currently are not, or were not as of the end of your most recent fiscal year or interim period, in compliance with your debt covenants, please say so and also update your risk factor on page 15 accordingly.  In addition, to the extent the future  non-compliance of any debt covenants is reasonably likely, please revise future filings to disclose and discuss the specific terms of any such covenants as well as the terms of your most significant and restrictive covenants.  See Sections LD and IV.C of Release No. 33-8350, Interpretation-Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations on our website at http://www.sec.gov/rules/interp/33-8350.htm#P180 57133.

Response:

We have been compliant with our debt covenants since the second quarter of 2008. Accordingly, we do not believe we need update our risk factor on page 15. Further, currently, we do not believe future non-compliance of any debt covenants is reasonably likely. Accordingly, at this time we do not believe we need to revise future filings to disclose and discuss the non-compliance of debt covenants. However, if future non-compliance of any debt covenants does become reasonably likely, the Company will undertake to revise future filings to disclose and discuss the specific terms of any such covenants as well as the terms of the Company’s most significant restrictive covenants.

Liquidity and Capital Resources, page 44

Research and Development, page 44

30.           Please disclose the estimated amount of expenditures, including the amount of expenditures already paid, the method of financing and the estimated start and completion dates of the construction of the research and development center approved by the Heilongjiang provincial government. See Items 4.D and 5.B.3 of Form 20-F.

Response:

Our current disclosure regarding the research and development center in our F-1 is not accurate. The Company established a technological center in April 2005 through which the Company conducts research and development activities related to production of linen products, and has never constructed any other research and development center. We propose to revise the last paragraph in the section on “Research and Development” on page 44 in its entirety as follows:

On December 2, 2009, Lanxi Sunrise’s research center was approved by Heilongjiang provincial government as “Heilongjiang Provincial Linen New Products Research and Development Center”, which is China’s first and only linen research and development center. The establishment of this center was intended to further our research and development capabilities and expedite the introduction of new linen products. The center is also expected to expand brand awareness of our products, thereby broadening our market reach.

31.           Please revise to disclose the amount spent during each of the last three fiscal years on company-sponsored research and development activities. See Item 5.C of Forum 20-F.

Response:

We propose to add the following paragraph immediately after the first paragraph on page 45 under the section “Research and Development” as follows:

Research and development costs relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed when incurred. The major components of these research and development costs include experimental materials and labor costs. Our research and development is mainly in our production line as the experimental plants, so labor costs are already reflected in product costs. The cost of experimental materials is mainly the cost of flax with few accessories, which is also included in product cost. Therefore, research and development cost reflected in our financial account is very little. Our auditor included the research and development costs in general and administration expenses, treating them as immaterial. During 2009, 2008 and 2007, the Company spent $45,420, $63,592, and $39,186, respectively on company-sponsored research and development activities.

Trend Information, page 45

32.           We note your statement that “there are no events that are reasonably likely to have a material effect on [your] continuing operations, capital liquidity, and profitability or capital resources.” However you also state that you expect raw material prices to be lower and your revenues to increase over 30%. Please discuss your basis for such statements, and clarify why lower raw material prices and an increase in revenues of over 30% are not "events that are reasonably likely to have a material effect" on your business. With respect to your statement regarding raw material prices, we note your disclosure elsewhere in the prospectus that the price of flax is subject to market forces largely beyond your control; please cite specific changes in market forces that you believe will cause flax prices to be lower. With respect to your statement regarding increased revenues, please discuss how you plan to expand in domestic and international markets to increase your sales volume; if appropriate, please combine such discussion with the disclosure regarding your "development strategy" and your "long-term growth strategy," as requested by comment 23. See Item 5.D of Form 20-F.

Response:

•
Regarding your comment relating to the statement that "there are no events that are reasonably likely to have a material effect on [your] continuing operations, capital liquidity, and profitability or capital resources", the Company proposes to amend its first paragraph in the section on “Trend Information” as follows:

In the future, there are no events that are reasonable likely to have a material adverse effect on the Company’s continuing operations, capital liquidity, and profitability or capital resources.

•
Regarding your comment relating to our disclosure in the prospectus that the price of flax is subject to market forces largely beyond our control, we propose to cite specific changes in market forces that we believe will cause flax prices to be lower by adding the following sentences immediately before the last sentence in the first paragraph in the “Raw Materials” section on page 56:

Additionally, in 2009, because the 2008 financial crisis had not passed, and the global economy was still in recovery, we believed there was a possibility that the prices of flax would decrease. The price of fax actually rose slightly in 2010 due to higher cotton prices. In light of this and based our many years of business operation experience, we expect the raw material price of flax will continue to succumb to slight fluctuations going forward.

•
Regarding your comment relating to our statement regarding increased revenues, we propose to discuss how we plan to expand in domestic and international markets to increase our sales volume by adding the following sentences immediately after the last sentence in the second paragraph in the “Trend Information” paragraph on page 45:

We plan to expand in domestic and international markets to increase our sales volume by increasing our sales force and selling new sought-after products, such as yarn-dyed fabric. We plan to expand to international markets by increasing local agent counts and expanding into new markets like India and Turkey.

Controls and Procedures, page 47

33.           We note that you have provided disclosure regarding your disclosure controls and procedures and internal control over financial reporting, even though the information is not required in a registration statement pursuant to Form F-1. Please remove this disclosure from your registration statement, or explain to us why you believe it should be included, Note that we may have further comments on the substance of this disclosure in the event that it appears in the next amendment of your registration statement.

Response:

Noted. We will remove the disclosure.

Business, page 52

34.           Please describe, either in this section or in “Management's Discussion and Analysis,” your principal capital expenditures and divestitures, including amounts invested, since the beginning of your last three financial years to the date of the prospectus, or supplementally confirm that you already have done so. For any capital expenditures or divestitures currently in progress, please describe the method of financing. See Items 4.A.5 and 4.A.6 of Form 20-F.

Response:

We propose to add the following disclosure regarding our capital expenditures and divestures after the section “Distribution and Marketing” on page 36.

Capital Expenditures and Divestitures

Our principal capital expenditure is addition in fixed asset. As of December 31, 2008, 2009 and September 30, 2010, our contractual commitments for capital expenditures approximated $1,386,000 (RMB 9,465,000), $889,000 (RMB 6,060,000) and $960,000 (RMB 6,432,000).  These capital expenditures mainly consisted of the construction of sewage facilities located in the facilities of Lanxi Sunrise, in order to purify the water generated from the Company. Other expenditures also included the acquisition of machinery and equipment for manufacturing.

Up till September 30, 2010, there is no capital divestitures occurred.

For the years ended December 31, 2008, 2009 and nine months ended September 30, 2010, we have invested in fixed assets approximately by $2,1967,000(RMB15,002,000), $874,000(RMB5,955,000) and $10,000(RMB69,000).

For the capital expenditures and divestitures currently in progress, we are relying on financing from government subsidy and income from the Company’s operation.

35.           Please discuss the material effects of any rules or regulations promulgated by the PRC government on your business, including any required licenses for you to operate your business. Please include in such discussion any PRC rules or regulations governing investments in a PRC entity by a foreign entity, including rules or regulations governing the payment of dividends by the PRC entity to the foreign entity. See Items 4.B.6, 4.B.8 and 10.D of Form 20-F.

Response:

Noted. We propose to add the following disclosure regarding rules or regulations promulgated by the PRC government on page 57 right before the “Competition” section as follows.

Regulation

This section sets forth a summary of the most significant PRC regulations or requirements that may affect our business in the PRC.

Measures for the Administration of Quality Supervision of BastFibres

On April 22, 2005, General Administration of Quality Supervision, Inspection and Quarantine of the PRC, or AQSIQ issued Measures for the Administration of Quality Supervision of BastFibres (“Quality Measure”) which came into effect on July 1, 2005. Quality Measure has set out the requirements on quality assurance with which the PRC enterprises engaging in the sales and processing of hemp fibres (including flax fibres) shall comply. Moreover, AQSIQ has the authority to collect product sample for the purpose of quality inspection.

Foreign Investment in PRC Operating Companies

The Foreign Investment Industrial Catalogue issued jointly by MOFCOM and the National Development and Reform Commission or the NDRC in 2007 classified various industries/businesses into three different categories: (i) encouraged for foreign investment; (ii) restricted to foreign investment; and (iii) prohibited from foreign investment. For any industry/business not covered by any of these three categories, they will be deemed industries/businesses permitted to have foreign investment. Except for those expressly provided restrictions, encouraged and permitted industries/businesses are usually 100% open to foreign investment and ownership. With regard to those industries/businesses restricted to or prohibited from foreign investment, there is always a limitation on foreign investment and ownership. The PRC Subsidiary’s business does not fall under the industry categories that are restricted to, or prohibited from foreign investment and is not subject to limitation on foreign investment and ownership.

 Regulation of Foreign Currency Exchange

Foreign currency exchange in the PRC is primarily governed by a series of regulations, including the Regulations on Exchange Control of the PRC (2008), and the Administrative Regulations Regarding Settlement, Sale and Payment of Foreign Exchange (1996), as amended. Under these regulations, the Renminbi is freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loans or investments in securities outside the PRC without the prior approval of the SAFE. Pursuant to the Administrative Regulations Regarding Settlement, Sale and Payment of Foreign Exchange (1996), foreign invested enterprises (“FIEs”), such as Lanxi Sunrise, may purchase foreign exchange without the approval of the SAFE for trade and service-related foreign exchange transactions by providing commercial documents evidencing these transactions. They may also retain foreign exchange, subject to a cap approved by SAFE, to satisfy foreign exchange liabilities or to pay dividends. However, the relevant Chinese government authorities may limit or eliminate the ability of FIEs to purchase and retain foreign currencies in the future. In addition, foreign exchange transactions for direct investment, loan and investment in securities outside the PRC are still subject to limitations and require approvals from the SAFE.

Regulation of FIEs’ Dividend Distribution

The principal laws and regulations in the PRC governing distribution of dividends by FIEs include:

(i)           The Sino-foreign Equity Joint Venture Law (1979), as amended, and the Regulations for the Implementation of the Sino-foreign Equity Joint Venture Law (1983), as amended;

(ii)           The Sino-foreign Cooperative Enterprise Law (1988), as amended, and the Detailed Rules for the Implementation of the Sino-foreign Cooperative Enterprise Law (1995), as amended;

(iii)           The Foreign Investment Enterprise Law (1986), as amended, and the Regulations of Implementation of the Foreign Investment Enterprise Law (1990), as amended.

(iv)           Regulations on Exchange Control of the PRC (2008)

(v)           Administrative Regulations Regarding Settlement, Sale and Payment of Foreign Exchange (1996)

Under these regulations, an FIE in the PRC may pay dividends only out of the FIE’s profits, if any, after the payment of its enterprise income tax and contributions to its reserve fund, employee bonus and welfare fund and enterprise development fund at percentages that are decided by its board of directors; and such net profits shall be distributed in proportion to the contributions to the registered capital of the parties to the venture. Moreover, the registered capital contribution of an FIE must be fully paid before any profit or dividend of the FIE is remitted abroad; where the registered capital contribution of an FIE is not been fully paid due to special circumstances, profits or dividends of the FIE can be remitted abroad only if approvals from competent authorities have been obtained; furthermore, an FIE may only remit profits or dividends abroad at authorized banks and must comply with certain procedural requirements, such as providing the Foreign Invested Enterprise Foreign Exchange Registration Certificate, the resolution of the board of directors for the distribution of profits, the capital verification report issued by certified public accountants, the audit report and the tax payment documentation, etc.

 Regulation of a Foreign Currency’s Conversion into RMB and Investment by FIEs

On August 29, 2008, the SAFE issued a Notice of the General Affairs Department of the State Administration of Foreign Exchange on the Relevant Operating Issues concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises or Notice 142, to further regulate the foreign exchange of FIEs. According to the Notice 142, FIEs shall obtain verification report from a local accounting firm before converting its registered capital of foreign currency into Renminbi. The Notice 142 provides that the Renminbi capital converted from foreign currency registered capital of a FIE may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC, unless it is provided for otherwise.

Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions

On October 21, 2005, the SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Notice 75, which became effective as of November 1, 2005. SAFE Notice 75 states that PRC residents, whether natural or legal persons, must register with the relevant local SAFE branch prior to establishing or taking control of an offshore entity established for the purpose of overseas equity financing involving onshore assets or equity interests held by them. The term “PRC legal person residents” as used in SAFE Notice 75 refers to those entities with legal person status or other economic organizations established within the territory of the PRC. The term “PRC natural person residents” as used in SAFE Notice 75 includes all PRC citizens and all other natural persons, including foreigners, who habitually reside in the PRC for economic benefit.

PRC residents are required to complete amended registrations with the local SAFE branch upon: (i) injection of equity interests or assets of an onshore enterprise to the offshore entity, or (ii) subsequent overseas equity financing by such offshore entity. PRC residents are also required to complete amended registrations or filing with the local SAFE branch within 30 days of any material change in the shareholding or capital of the offshore entity, such as changes in share capital, share transfers and long-term equity or debt investments or, providing security, and these changes do not relate to return investment activities. PRC residents who have already organized or gained control of offshore entities that have made onshore investments in the PRC before SAFE Notice 75 was promulgated must register their shareholdings in the offshore entities with the local SAFE branch on or before March 31, 2006.

Under SAFE Notice 75, PRC residents are further required to repatriate into the PRC all of their dividends, profits or capital gains obtained from their shareholdings in the offshore entity within 180 days of their receipt of such dividends, profits or capital gains. The registration and filing procedures under SAFE Notice 75 are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investments or shareholders loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquidating distributions, equity sale proceeds, or the return of funds upon a capital reduction.

Government Regulations Relating to Taxation

On March 16, 2007, the National People’s Congress, approved and promulgated the EIT Law, which took effect on January 1, 2008. Under the EIT Law, FIEs and domestic companies are subject to a uniform tax rate of 25%. The EIT Law provides a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the EIT Law and which were entitled to a preferential lower tax rate under the then-effective tax laws or regulations.

On December 26, 2007, the State Council of the PRC issued Circular 39, providing that the enterprises that had been approved to enjoy a low tax rate prior to the promulgation of the EIT Law will be eligible for a five-year transition period since January 1, 2008, during which time the tax rate will be increased step by step to the 25% unified tax rate set out in the EIT Law. From January 1, 2008, for the enterprises whose applicable tax rate was 15% before the promulgation of the EIT Law, the tax rate will be increased to 18% for year 2008, 20% for year 2009, 22% for year 2010, 24% for year 2011, and 25% for year 2012. For the enterprises whose applicable tax rate was 24%, the tax rate was changed to 25% beginning on January 1, 2008.

Under the EIT Law, enterprises are classified as “resident enterprise” and “non-resident enterprise” and an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. On December 6, 2007, the State Council promulgated the implementation rules to the EIT Law, which also became effective on January 1, 2008 and define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

On April 22, 2009, the State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82. SAT Circular 82 provides certain specific criteria for determining whether the "de facto management body" of a Chinese-controlled offshore-incorporated enterprise is located in China. “Chinese-controlled offshore enterprise” refers to an enterprise which is formed and registered abroad by an enterprise or enterprise group located in China as the major controlling investor under the law of a foreign country (region).

According to the SAT Circular 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having "de facto management body" in China only if all of the following conditions set forth in the SAT Circular 82 are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise's financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise's primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

Furthermore, a Chinese-controlled enterprise may file a resident enterprise application to the competent tax authority of the place where its de facto management body or where the major Chinese investor is located, and the competent tax authority shall, after the preliminary examination, report, level by level, its identity of resident enterprise to the State Administration of Taxation for confirmation. If an overseas Chinese-controlled enterprise fails to file a resident enterprise application, the competent tax authority of the place where its major Chinese investor is located may make a preliminary judgment about whether it is a Chinese resident enterprise according to the information available to it, and report to the State Administration of Taxation for confirmation.

Although SAT Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by PRC individuals, the determining criteria set forth in the SAT Circular 82 may reflect the State Administration of Taxation's general position on how the "de facto management body" test may be applied in determining the tax resident status of offshore enterprises.

Currently, the tax resident status of an enterprise is subject to determination by the competent PRC tax authorities and uncertainties remain with respect to the interpretation of the term "de facto management body" as applicable to our offshore entities, we may be considered a resident enterprise. If the PRC tax authorities determine that we and/or Bright is a “resident enterprise” for PRC enterprise income tax purposes, a number of PRC tax consequences could follow. Firstly, we and/or Bright may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Secondly, dividends paid to us from our PRC Subsidiary through Bright (assuming we and Bright are treated as resident enterprises under the EIT Law) may qualify as “tax-exempt income”, but we cannot guarantee that such dividends will not be subject to PRC withholding tax. In addition, it could result in a situation in which a 10% PRC tax is imposed on dividends we pay to our non-PRC shareholders and gains derived by our non-PRC shareholders from transferring our shares, if such income is considered PRC-sourced income by the relevant PRC authorities.

According to Notice of the State Administration of Taxation on Issuing the Interim Measures for the Administration of Source-based Withholding of Enterprise Income Tax on Non-resident Enterprise (No. 3 [2009] of the State Administration of Taxation), the source-based withholding shall apply to the income from return on equity investment such as dividends and bonuses, interest, rents, royalties, income from assignment of property and other income subject to the enterprise income tax derived from China by non-resident enterprise, and the entities or individuals which are directly liable to make the relevant payments to the non-resident enterprises under the relevant legal or contractual provisions shall be the withholding agents; where the withholding agent failed to withhold or cannot perform the withholding obligations, the non-resident enterprise shall, within seven days after the payment or payment due for the dividends, file enterprise income tax to the competent tax authorities; where both parties to an equity transfer transaction which is conducted outside the PRC are non-resident enterprise, the non-resident enterprise which obtains the income shall file a tax return to the competent tax authority of the enterprise whose equity interests are transferred. The enterprise whose equity interests are transferred shall assist the tax authority in taxing the non-resident enterprise; where the non-enterprise again fails to pay tax within a certain time limit under a tax authority’s warning notice, the competent tax authority has the right to collect the enterprise income tax and charge late-payment surcharges from the non-enterprise’s income from other project(s) and its payable person in China, and send a Notice of Tax-related Matters, other income projects and its payable person is liable for the payable tax and overdue fine.

In such event, we may be required to withhold a 10% PRC tax on any dividends paid to non-resident investors. In addition, non-resident investors may be responsible for paying PRC tax at a rate of 10% on any gain realized from the sale or transfer of our shares if such non-resident investors and the gain satisfy the requirements under the EIT Law and its implementing rules, and we would not have an obligation to withhold income tax in respect of such gains.

If the PRC tax authorities determine that we and Bright are non-resident enterprises, dividends paid to us from our PRC Subsidiary will be subject to PRC withholding tax. The EIT Law and the implementing rules of the EIT Law provide that (A) an income tax rate of 25% will normally be applicable to non-resident enterprises which (i) have establishments or premises of business inside the PRC, and (ii) the income in connection with their establishment or premises of business is sourced from the PRC or the income is earned outside the PRC but has actual connection with their establishments or places of business inside the PRC, and (B) an income tax rate of 10% will be applicable to non-resident enterprises which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

Regulations of Overseas Investments and Listings

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the CSRC, the SASAC, the SAT, the SAIC and the SAFE, jointly amended and released the M&A Regulation, which became effective on September 8, 2006. The M&A Regulation is applicable to (i) foreign investors acquire equity interests or subscribe the capital increase of a PRC non-foreign investment company, or (ii) foreign investors establish a foreign investment company to acquire and operate assets of a PRC non-foreign investment company, or acquire assets of a PRC non-foreign investment company to establish a foreign investment company for operating such assets. The M&A Regulation requires that, if an overseas company established or controlled by PRC domestic companies or citizens intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC domestic companies or citizens, such acquisition must be submitted to the MOFCOM, rather than local regulators, for approval. The M&A Regulation further addresses the special purpose vehicle, or “SPV” refers to an offshore company directly or indirectly controlled by a PRC individual or company for the purpose of taking the interests of its domestic company to list on an overseas stock market and further regulates that listing and trading of a SPV on an overseas stock market whose shareholders intend to acquire a PRC company in consideration of the SPV’s equity (“cross-border equity swap” ) shall be subject to the examination and approval of CSRC.

On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by SPVs. Other than documents required to be submitted, no other details with respect to the timing, criteria and process for obtaining any required approval from CSRC have been specified. Therefore, it remains unclear how the M&A Regulation or the CSRC procedures will be interpreted, amended and implemented by the relevant authorities.

Environmental Regulations

On December 26, 1989, the Standing Committee of the National People’s Congress issued the Environment Protection Law, setting forth the legal framework for environment protection in China. The Environmental Protection Law requires the State Administration of Environmental Protection to implement uniform supervision and administration of environmental protection standards nationwide and to establish national waste discharge standards. Local environmental protection bureaus are responsible for environmental protection in their jurisdictions and may set stricter local standards which are required to be registered at the State Administration of Environmental Protection. Companies are required to comply with the stricter of the two standards. Enterprises producing environmental contamination and other public hazards must incorporate the relevant environmental protection standards into their planning and establish environmental protection systems. These companies must also adopt effective measures to prevent environmental contamination and hazardous emissions, such as waste gas, waste water, deposits, dusts, pungent gases and radioactive matters as well as noise, vibration and magnetic radiation. Companies discharging contaminated wastes in excess of the discharge standards prescribed by the State Administration of Environmental Protection must pay non-standard discharge fees in accordance with national regulations and be responsible for the applicable remediation. Government authorities may impose different penalties against persons or companies in violation of the environmental protection laws and regulations depending on individual circumstances. Such penalties may include warnings, fines, imposition of deadlines for remediation, orders to cease certain operations, orders to reinstall contamination prevention and remediation facilities that have been removed or left unused, imposition of administrative actions against the responsible persons or orders to close down the company. Where the violation is deemed serious, responsible persons may be required to pay damages, and may be subject to criminal liability.

Regulations Relating to Employee Share Options

In December 2006, the People’s Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, setting forth the respective requirements for foreign exchange transactions by individuals (both PRC or non−PRC citizens) under either the current account or the capital account. In January 2007, the SAFE issued implementing rules for the Administrative Measures of Foreign Exchange Matters for Individuals, which, among other things, specified approval requirements for certain capital account transactions, such as a PRC citizen’s participation in employee stock ownership plans or share option plans of an overseas publicly listed company. On March 28, 2007, the SAFE promulgated the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plan or Stock Option Plan of Overseas Listed Company, or the Stock Option Rules. The purpose of the Stock Option Rules is to regulate the foreign exchange administration of PRC domestic individuals who participate in employee stock holding plans and share option plans of overseas listed companies.

According to the Stock Option Rules, if a PRC domestic individual participates in any employee stock ownership plan or share option plan of an overseas listed company, a PRC domestic qualified agent or the PRC subsidiary of such overseas listed company must, among other things, file, on behalf of such individual, an application with the SAFE or its local counterpart to obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with stock holding or share option exercises as PRC domestic individuals may not directly use overseas funds to purchase shares or exercise share options. Concurrent with the filing of such application with the SAFE or its local counterpart, the PRC domestic qualified agent or the PRC subsidiary shall obtain approval from the SAFE or its local counterpart to open a special foreign exchange account at a PRC domestic bank to hold the funds required in connection with the stock purchase or option exercise, any returned principal or profits upon sales of shares, any dividends issued on the stock and any other income or expenditures approved by the SAFE or its local counterpart. The PRC domestic qualified agent or the PRC subsidiary is also required to obtain approval from the SAFE or its local counterpart to open an overseas special foreign exchange account at an overseas trust bank with custody qualifications to hold overseas funds used in connection with any shares purchase.

Many issues with respect to the Stock Option Rules require further interpretation. We and our PRC citizen employees who have been granted share options, or PRC optionees, will be subject to these rules when our company becomes an overseas publicly-listed company. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions. However, as these rules have only been recently promulgated, it is currently unclear as to how these rules will be interpreted and implemented.

Regulations on Trademarks

Both the PRC Trademark Law, adopted in 1982 and revised in 1993 and 2001, and the Implementation Regulation of the PRC Trademark Law adopted by the State Council in 2002, give protection to the holders of registered trademarks. The Trademark Office, under the authority of the State Administration for Industry and Commerce, handles trademark registrations and grants rights for a term of ten years for registered trademarks, which may be renewed by the Trademark Office. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use. Trademark license agreements must be filed with the Trademark Office or its regional offices.

Regulation on Employment

On June 29, 2007, the National People’s Congress promulgated the Labor Contract Law of PRC, or the Labor Law, which became effective as of January 1, 2008. On September 18, 2008, the PRC State Council issued the PRC Labor Contract Law Implementation Rules, which became effective as of the date of issuance.

Pursuant to the PRC Labor Contract Law and its implementation rules, employers must execute written labor contracts with full-time employees. All employers must compensate their employees with wages equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by state rules and standards and provide employees with workplace safety training. Violations of the PRC Labor Contract Law may result in the imposition of fines and other administrative liabilities. Criminal liability may arise for serious violations.

In addition, employers in China are obliged to provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds.

PRC Antitrust Law

The PRC Antitrust Law was promulgated on August 30, 2007 and became effective on August 1, 2008. The government authorities in charge of antitrust matters in China are the Antitrust Commission and other antitrust authorities under the State Council. The PRC Antitrust Law regulates (i) monopoly agreements, including decisions or actions in concert that preclude or impede competition, entered into by business operators; (ii) abuse of dominant market position by business operators; and (iii) concentration of business operators that may have the effect of precluding or impeding competition.

Except for the exemptions set forth under Article 15 of the PRC Antitrust Law, competing business operators are prohibited from entering into monopoly agreements that fix or change commodity prices, restrict the production volume or sales volume of commodities, divide markets for sales or procurement of raw materials, restrict procurement of new technologies or new equipment or development of new technologies or new equipment, result in joint boycott of transactions or constitute monopoly agreements as determined by the antitrust authority.

In addition, business operators with the ability to control the price or quantity of commodities or other trading conditions or those with the ability to block or affect other business operators into the relevant markets are prohibited from engaging in certain business conducts that would result in abuse of their dominant market position.

Moreover, concentration of business operators refers to (i) merger with other business operators; (ii) gaining control over other business operators through acquisition of equity interest or assets of other business operators; and (iii) gaining control over other business operators through exerting influence on other business operators through contracts or other means. In the event of occurrence of any concentration of business operators and to the extent required by the Antitrust Law, the relevant business operators must file with the antitrust authority under the State Council prior to conducting the contemplated business concentration. If the antitrust authority decides not to further investigate whether the contemplated business concentration has the effect of precluding or impeding competition or fails to make a decision within 30 days from receipt of relevant materials, the relevant business operators may proceed to consummate the contemplated business concentration.

Tort Liability Law

The Tort Liability Law of the People’s Republic of China, which was passed during the 12th Session of the Standing Committee of the 11th National People’s Congress on December 26, 2009, states that manufacturers are liable for damages caused by defects in their products and sellers are liable for damages caused by defects attributable to their fault. If the defects are caused by the fault of third parties such as the transporter or storekeeper, manufacturers and sellers are entitled to claim for compensation from these third parties after paying the compensation amount.

36.           Please provide additional disclosure regarding the "seven previous shareholders" from whom Mr. Gao and the two employees of Lanxi Sunrise purchased shares of the company, including whether such seven shareholders were affiliates of the company such that the transaction should he disclosed as a related party transaction.

Response:

Noted. We propose to add the following disclosure regarding the seven previous shareholders:

Immediately prior to our reverse acquisition with Bright, on June 9, 2008, Mr. Gao, our Chief Executive Officer and chairman, along with two employees of Lanxi Sunrise, purchased a total of 900,000 shares, or approximately 39.58% of our issued and outstanding ordinary shares, from seven previous shareholders.  None of the seven previous shareholders were affiliates of our Company.  The purchase price was $309,996, or approximately $0.34 per share, and resulted in the acquisition of 39.58% of our ordinary shares by Mr. Gao and the two employees of Lanxi Sunrise while we were still a shell company.

Competition, page 57

37.           To the extent you highlight your competitive strengths, please balance that disclosure with a discussion of the principal competitive challenges or risks facing the company.

Response:

We propose to add the following disclosure about our competitive strengths after the last paragraph under the section “Competition” on page 57:

We also face many competitive challenges.  If we wish to maintain a dominant position, we must recruit the most talented personnel with experience in industry technology, marketing, production, and management.  We must also purchase and maintain the most advanced equipment as well as create or purchase unique technology that will keep us at the forefront of the industry.  Finally there is also the challenge of maintaining a long term and stable customer base while also developing new customers.

Employees, page 58

38.           We note that you have disclosed the number of employees as of December 9, 2010. Please also disclose the number of-employees at the end of the period, or the average for the period, for each of your past three financial years. See Item 6.D of Form 20-F.

Response:

We propose to add additional disclosure about our employees on page 58 as follows, with the amendments underlined for your ease of reference:

Employees

As of December 31, 2008, we had 1,500 full-time employees, of whom approximately 70 were administrative and accounting staff, 110 were research and development staff, 40 were sales staff, and the remaining 1,280 were production workers.

As of December 31, 2009 we had approximately 1,246 full-time employees, of whom 60 were administrative and accounting staff, 70 were information technology staff, 40 were sales staff, and the remaining 1,076 were production workers.

Management, page 58

Understanding with Respect to Directors and Senior Management, page 58

39.           Please disclose any service contracts between a director and you or any of your subsidiaries that provide for benefits upon termination of such director's employment. If no such service contracts exist, then please include an appropriate negative statement. See Item 6.C.2 of' Form 20-F.

Response:

We propose to make the following disclosure on page 58, with the amendment underlined for your ease of reference:

Employment Agreements

We have entered into employment agreements with each of our employees and officers. None of the employment agreements between a director and the Company or any of the Company’s subsidiaries provides for benefits upon termination of such director’s employment.

40.           Please provide the information required by Item 10.B.2 of Form 20-F.  We also note your disclosure that your “directors must ensure compliance with [your] amended and restated memorandum and articles of associates.”  Rather than referring to your memorandum and articles of association, please make clear how conflicts are to be disclosed and handled.

Response:

We propose to add the following disclosure:

There is no shareholding qualification for and no age limit with respect to the retirement or non-retirement of our directors. Our directors’ compensation is determined at the general meeting of the Company.  Our directors may exercise all the powers of the Company to borrow money and to mortgage or charge our undertakings, property and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party .  Any director may act by himself or his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a director provided that such director or his firm may never act as auditor of the Company.

No person shall be qualified from office of director or alternate director or prevented by such office from contracting with the  Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any director or alternate director shall be in any way interested be or be liable to be avoided, nor shall any director or alternate director so contracting or being so interested be liable to account to the Company for any profit realized by any such contract or transaction by reason of such director holding officer or of the fiduciary relation thereby established.  A director (or his alternate director in his absence) shall be counted in the quorum of any relevant meeting which he attends but shall not be at liberty to vote and shall abstain from so voting in respect of any contract or transaction in which he is so interested as aforesaid and the provisions of Article 43 of our Amended Articles of Association shall otherwise apply provided however that the nature of the interest of any director or alternate director in any such contract or transaction shall be disclosed by him or the alternate director appointed by him at or prior to its consideration and any vote thereon and a general notice that a director or alternate director is a shareholder of any specified firm or company and/or is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure hereunder and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

Selling Stockholders, page 64

41.           Please revise to clarify that the selling stockholders listed in the table represent all of the purchasers of the notes.

Response:

Noted. We propose to amend the second paragraph to read as follows, with the amendment underlined for your easy reference:

The table below lists the selling stockholders, who are all the purchasers of the notes and other information regarding the beneficial ownership of the ordinary shares by each of the selling stockholders.  The second column lists the number of ordinary shares beneficially owned by each selling shareholder, based on its ownership of the convertible notes, as of December 9, 2010, assuming conversion of all convertible notes held by the selling stockholders on that date, without regard to any limitations on conversions.

42.           Please disclose the address for each selling stockholder. See Item 9.D.1 of Form 20-F.

Response:

Noted.  We will include the address for each selling stockholder in the revised selling stockholders table in the Amendment No. 1 to Registration Statement on Form F-1. Please refer to the attached Exhibit A for the revised selling stockholder table.

43.           Please revise the heading of the fourth column of the selling stockholder table to clarify that the ordinary shares, as opposed to the notes, are being offered for resale by the prospectus.

Response:

Noted.  We will make the revision in our Amendment No. 1 to Registration Statement on Form F-1. Please refer to  the attached Exhibit A for the revised selling stockholder table.

44.           Please revise the aggregate principal amount of notes purchased for AQR DELTA Sapphire Fund, L. P. to state $300,000, instead of “$300,00.”

Response:

Noted.  We will make the revision in our Amendment No. 1 to Registration Statement on Form F-1.

45.           Please also present, either in additional columns or in a separate table, the number of ordinary shares convertible from notes and owned prior to the offering and the number of ordinary shares underlying the notes offered, if the conversion price is $1.52.

Response:

Columns 2 and 3 of the selling stockholder table shows the ordinary shares convertible from notes and owned prior to the offering and the number of shares underlying the notes offered, if the conversion price is $1.52. Please refer to Exhibit A for the revised selling stockholder table.

46.           Please revise your disclosure to identify all selling stockholders who are registered broker-dealers or affiliates of broker-dealers. We may have additional comments upon review of your revised disclosure.

Response:

Noted. We will revise our selling stockholders table to identify all selling stockholders who are registered broker-dealers or affiliates of broker-dealers. Please refer to the attached Exhibit A for the revised selling stockholder table.

Security Ownership of Certain Beneficial Owners and Management, page 68

47.           Please disclose in footnote 4 that Mr. Gabriele Sanesi has granted to Mr. Gao an irrevocable right to exercise his rights as shareholder and director of Creation International. Development Investments Limited. In addition, please revise Mr. Gao's entry in the table to indicate that he beneficially owns the shares held by Creation International Development, or tell us why you do not believe you are required to do so.

Response:

We propose to amend the beneficial ownership table and its accompanying footnotes as follows, with the amendment underlined for your easy reference:

Name and Address	Number of Shares Beneficially Owned	Percent of Class (1)
Creation International Development Investments Limited (4)	8,188,889	40.12%
Gao Ren (4)	8,188,889	40.12%
Ma Yongfeng (2)(3)	–	–
Teng Yunhai (2)(3)	3,189	0.02%
Li Songyun (2)(3)	143,858	0.71%
Zhao Chunfu (2)(3)	502,500	2.46%
Jodie Zheng Wehner (2)	–	–
Stephen Monticelli (2)(5)	100,000	0.49%
All directors and officers as a group (7 persons)	8,938,436	43.8%

(1)
Percentage of beneficial ownership held by each person is determined by dividing (i) the number of ordinary shares beneficially owned by such person as of December 9, 2010 by (ii) 20,412,203 ordinary shares outstanding as of December 9, 2010, plus, in the case of (ii), the number of ordinary shares such person has the right to acquire within 60 days of the date of December 9, 2010.

(2)	The person is an officer, a director or both. The business address of our directors and officers is Chengdong Street, Lanxi County, Heilongjiang Province, PRC.
(3)	These shares were received in connection with our share exchange that we consummated with Bright on July 9, 2008.
(4)
Mr. Gao, our Chief Executive Officer and chairman, is party to an agreement, dated April 15, 2010, with Creation International Development Investments Limited (“Creation”), and its sole shareholder, Mr. Gabriele Sanesi, pursuant to which Mr. Gao may acquire all of the shares of Creation in accordance with the terms and conditions set forth therein. Mr. Gabriele Sanesi has granted to Mr. Gao an irrevocable right to exercise his rights as shareholder and director of Creation International. Development Investments Limited. Accordingly, Mr. Gao is deemed the beneficial owner in the shares of the Company held by Creation.

(5)
Stephen Monticelli entered into an employment agreement with the Company on August 30, 2010 to serve as an independent director of the Company. Pursuant to the employment agreement, as part of compensation for services, the Company shall award to Mr. Monticelli an aggregate of one hundred thousand restricted shares, par value $0.002 per share.

48.           Please disclose the percentage of your ordinary shares held in the United States and the number of record holders in the United States. See Item 7.A.2 of Form 20-F.

Response:

Noted. We propose to add the following paragraph after the security ownership table and its footnotes on page 68.

As of January 13, 2011, the Company had 226 record shareholders in the United States.  The percentage of ordinary shares held in the United States was 5.82%.

Certain Relationships and Related Party Transactions, page 68
Related Party Transactions, page 69

49.           In addition to the information provided, please provide all related party transaction information for the period since the beginning of your preceding three financial years up to the date of your registration statement, including any relevant transactions between you and Harbin Sunshine and Harbin Zhongyi.  See Item 7.B of Form 20-F.

Response:

We propose to add the following disclosure regarding related party transaction right before the section “Description of Share Capital” on page 69 as follows:

The following table summarizes related party transactions in the fiscal years ending December 31, 2008 and 2007 relating to selling finished goods, purchasing raw materials, processing products and selling linen yarn:

	For the Year Ended December 31,
	2008		2007
Transactions	Amount	Percentage of Total Similar Transaction	Amount	Percentage of Total Similar Transaction

(a) Selling finished goods to Harbin Sunshine Linen Textile Co., Ltd.	$4,161,201	18.9%	$7 ,126,297	34.3%

Purchasing raw materials from Harbin Sunshine Linen Textile Co., Ltd.	$1,444,461	54.5%	$3,892,253	61.3%

(b) Selling finished goods to Harbin Zhongyi Sunshine Linen Co., Ltd	$1,554,289	7.1%	$1,203,176	5.8%

Purchasing raw materials from Harbin Zhongyi Sunshine Linen Co., Ltd	$911,015	34.4%	$1,522,890	24.0%

(c) Processing products for Songyuan Qianan Sunshine Linen Co., Ltd.	$-	-	$96,223	0.5%

Description of Share Capital, page 69

50.           Please include discussion of the significance of being an exempted Cayman Islands company. Where appropriate, make clear where you will deviate from your rights and obligations as an exempted company. For example, make clear whether you will hold annual meetings absent a request from the requisite amount of shareholders or whether shareholders may submit proposals for consideration.

Response:

Noted.  We propose to add the following paragraphs immediately after the last paragraph on page 69 in our Amendment No. 1 to Registration Statement on Form F-1:

We are an exempted company duly incorporated with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company, the objects of which are to conduct business mainly outside of the Cayman Islands, may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the material exemptions and priveleges, including (a) an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies, (b) an exempted company is not required to open its register of members for inspection, (c) an exempted company does not have to hold an annual general meeting, (d) an exempted company may in certain circumstances issue no par value, negotiable or bearer shares, and an exempted company my register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands.

Furthermore, the Companies Law provides that the ownership of shares in Cayman Islands companies is determined by the entry of shareholders in a company’s statutory register of members. Therefore, the shares that are the subject of this offering or any future offering or trading will be considered to have been validly issued pursuant to our amended and restated memorandum and articles of association once the issuance has been duly authorized and once our register of members has been updated to reflect their issuance.”

51.           Please disclose any limitations on the rights to own securities, including the rights of non¬resident or foreign shareholders to hold or exercise voting rights on the securities imposed by Cayman Islands law or your constituent documents, or state that there are no such limitations if that is the case, See item 10.B.6 of Form 20-F.

Response:

Noted.  We propose to add the following paragraph immediately after the last paragraph in the section “Ordinary Shares” on page 70 in our Amendment No. 1 to Registration Statement on Form F-1:

We are prohibited from making any invitation to the public of the Cayman Islands to subscribe for the ordinary shares. Non-resident or exempted companies and certain other non-resident or exempted entities established in the Cayman Islands and engaged in offshore business may however be permitted to subscribe. There are no limitations in the amended and restated memorandum and articles of association on the rights to own shares in the Company.

Certain Differences in Corporate Law, page 71

52.           Please revise the first paragraph under this heading to make clear that you discuss "all" material differences.

Response:

We propose to amend the first paragraph as follows:

The Companies Law is modeled on English Law but does not follow recent English Law statutory enactments, and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of all significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Our Memorandum and Articles of Association, page 73

53.           Please include discussion of the manners and timelines whereby investors may receive notice of meetings. Also, make clear the voting options available shareholders, including whether they may vote in person, electronically, by proxy or otherwise. See item 10.B.5 of Form 20-F.

Response:

We propose to amend the second paragraph as follows:

Under our amended and restated memorandum and articles of association, the Company will hold its annual meetings at such time and place as determined by the Company’s directors, and if not so determined, the annual meeting shall be held in the third month following that in which the anniversary of the Company’s continuation occurs. At least twenty-one days notice of such meeting must be sent to all shareholders. Notice of general meetings must be accompanied by the relevant proxy solicitation and information circular sent to all shareholders in English.   Shareholders may vote in person or by proxy. The directors may hold an extraordinary meeting whenever they deem fit.  If at any time, there are insufficient directors constituting a quorum, any director or any one or more members in the aggregate not less than one-twentieth (1/20th) of the total issued share capital of the Company entitled to vote may convene an extraordinary meeting ..

Taxation, page 74

54.           Please tell us why you have not provided opinions for the tax matters disclosed per Item 601(b)(8) of Regulation S-K.

Response:

Please see the attached Exhibit B, C and D for the opinions on the tax matters from our Cayman Islands counsel, U.S. certified public accountant and PRC counsel.

55.           Please reconcile your reference in the introductory paragraph to not discussing state, local and other laws with your discussion of local tax laws in China. Likewise, you should reconcile your reference to not discussing "non-United States" tax consequences under "United States Federal Income Taxation" on page 75 with your inclusion of a discussion of the effects of PRC laws.

Response:

We propose to amend the introductory paragraph to read:

The following summary of the material Cayman Islands and United States federal income tax consequences of an investment in ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this Form F-1, all of which are subject to change. Save for our discussion on local tax laws in the PRC, this summary does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws.

Similarly, we propose to amend the first paragraph of “United States Federal Income Taxation” to read:

The following is a summary of the material United States federal income tax consequences of the ownership and disposition of our ordinary shares by a U.S. Holder described below that will hold our ordinary shares as "capital assets" (generally, property held for investment) under the United States Internal Revenue Code. This summary is based upon existing United States federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, and tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold their ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any non-United States, state, or local tax considerations save for our brief discussion on local tax laws in the PRC. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our ordinary shares.

Cayman Islands Taxation, page 74

56.           Please update your reference to receiving an undertaking as necessary and make clear why you expect to receive an undertaking. Please also make clear whether stamp duty taxes will apply.

Response:

•	Noted, we propose to amend the second paragraph in the section headed “Cayman Islands Taxation” as follows:

“We received an undertaking from the Governor-in-Cabinet of the Cayman Islands dated 7 March 2000……”

We received undertaking from the Governor-in-Cabinet of the Cayman Islands dated March 2000 that, in accordance with section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on the shares, debentures or other obligations of the company or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by the company to its members or a payment of principal or interest or other sums due under a debenture or other obligation of the company.

•	Noted, we propose to add the following disclosure immediately after the third paragraph in the section headed “Cayman Islands Taxation” as follows:

To be enforceable in the courts of the Cayman Islands, stamp duty will be chargeable on certain documents entered into by the Company as follows:

(i)	on agreements, in the sum of CI$2.00 each;
(ii)	on deeds, in the sum of CI$50.00 each;
(iii)
on a Promissory Note,  in the sum of CI$500 if paid on execution or, if the fixed sum of CI$500 is not paid on the Promissory Note on execution, at the ad valorem rate of CI$0.25 (US$0.30) for each CI$100 (US$121.95) covenanted to be paid thereunder with a maximum duty on the Promissory Note of CI$250.00 (US$304.88);

(iv)
on mortgages or other documents creating a security interest, where the moveable property charged thereunder is located outside of the Cayman Islands, in the sum of up to CI$50.00 each as a deed or agreement; and

(v)
on any mortgages or other documents creating a security interest, where the property charged thereunder is located in the Cayman Islands, at the ad valorem rate of up to 1.5% of the principal sum secured, with a maximum duty of CI$500.00 in the case of a charge granted by an exempted company, an ordinary non-resident company or an exempted trust or a body corporate incorporated outside the Cayman Islands of moveable property situated in the Cayman Islands or over shares in such exempted company or an ordinary non-resident company, (or in the case of any charge determined to be collateral to a charge on which the ad valorem duty aforesaid has been paid, in the sum of CI$30.00 per collateral charge).

Ad valorem stamp duty is payable within 45 days of execution or, if executed outside of the Cayman Islands, within 45 days of an executed, completed and delivered original of such document being brought into the Cayman Islands, for example, for enforcement. Otherwise stamp duty is payable on execution in order to avoid penalties if such document is to be admitted in evidence in a Cayman Islands court.

People’s Republic of China Taxation, page 74

57.           Please revise your disclosure here as follows:

•
Here or in the risk “[u]nder the EIT Law, we and/or Bright may be classified…” on page 25, state whether you expect to be considered a resident enterprise and provide an assessment of the four conditions of Circular 82;

•	Include discussion of the tax consequences of being a non-resident enterprise;
•	Discuss whether and how any treaties may be applicable to the tax liabilities of prospective investors; and
•	Discuss any tax payment and application procedures material to non-resident shareholders.

Response:

We propose to revise our disclosure under subsection of “People’s Republic of China Taxation” on page 74 of the F-1 as follows.

~~Under the PRC enterprise income tax law, an enterprise established outside the PRC with "de facto management bodies" within the PRC is considered a "resident enterprise" of the PRC. A circular issued by the State Administration of Taxation on April 22, 2009 clarified that dividends and other income paid by certain offshore enterprises controlled by a PRC company or a PRC company group established outside of the PRC will be considered PRC-source income and subject to PRC withholding tax, currently at a rate of 10%, when paid to non-PRC enterprise shareholders. Under the implementation regulations to the enterprise income tax law, a "de facto management body" is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the recent circular mentioned above specifies that certain offshore enterprises controlled by a PRC company or a PRC company group will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, the company seal, and minutes of board meetings and shareholders' meetings; and half or more of the senior management or directors having voting rights. Although the circular only applies to offshore enterprises controlled by PRC enterprises and not those controlled by PRC individuals, the determining criteria set forth in the circular may reflect the State Administration of Taxation's general position on how the "de facto management body" test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals. We believe that China Linen Textile Industry, Ltd., our holding company incorporated in the Cayman Islands, is not a PRC resident enterprise. However, if the PRC tax authorities determine that China Linen is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders. In addition, non-PRC shareholders may be subject to PRC tax on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether non-PRC shareholders of China Linen would be able to claim the benefits of any tax treaties between their tax residence and the PRC in the event that China Linen is treated as a PRC resident enterprise. See "Under the EIT Law, we and/or Bright may be classified as a “resident enterprise” of the PRC. Such classification could result in PRC tax consequences to us and our non-PRC shareholders and/or Bright.”~~

On March 16, 2007, the National People's Congress of China enacted the Enterprise Income Tax Law of the PRC (“EIT Law”), which became effective on January 1, 2008. Under the EIT Law, enterprises are classified as “resident enterprise” and “non-resident enterprise” and an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. On December 6, 2007, the State Council promulgated the implementation rules to the EIT Law, which also became effective on January 1, 2008 and define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

On April 22, 2009, the State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82. SAT Circular 82 provides certain specific criteria for determining whether the "de facto management body" of a Chinese-controlled offshore-incorporated enterprise is located in China. “Chinese-controlled offshore enterprise” refers to an enterprise which is formed and registered abroad by an enterprise or enterprise group located in China as the major controlling investor under the law of a foreign country (region).

According to the SAT Circular 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having "de facto management body" in China only if all of the following conditions set forth in the SAT Circular 82 are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise's financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise's primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

Furthermore, a Chinese-controlled enterprise may file a resident enterprise application to the competent tax authority of the place where its de facto management body or where the major Chinese investor is located, and the competent tax authority shall, after the preliminary examination, report, level by level, its identity of resident enterprise to the State Administration of Taxation for confirmation. If an overseas Chinese-controlled enterprise fails to file a resident enterprise application, the competent tax authority of the place where its major Chinese investor is located may make a preliminary judgment about whether it is a Chinese resident enterprise according to the information available to it, and report to the State Administration of Taxation for confirmation.

Although SAT Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by PRC individuals, the determining criteria set forth in the SAT Circular 82 may reflect the State Administration of Taxation's general position on how the "de facto management body" test may be applied in determining the tax resident status of offshore enterprises.

We do not believe that either we or Bright meets all of the conditions above. We and Bright are companies incorporated outside the PRC. As holding companies, these two entities' seal stamp, the resolutions of their respective board of directors and the resolutions of their respective shareholders, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding companies with a similar corporate structure as ours ever have been deemed a PRC "resident enterprise" by the PRC tax authorities. We believe that we and/or Bright shall not be treated as resident enterprises for PRC tax purposes if the criteria for "de facto management body" as set forth in the SAT Circular 82 were deemed applicable to us.

However, as the tax resident status of an enterprise is subject to determination by the competent PRC tax authorities and uncertainties remain with respect to the interpretation of the term "de facto management body" as applicable to our offshore entities, we may be considered a resident enterprise. If the PRC tax authorities determine that we and/or Bright is a “resident enterprise” for PRC enterprise income tax purposes, a number of PRC tax consequences could follow. Firstly, we and/or Bright may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Secondly, dividends paid to us from our PRC Subsidiary through Bright (assuming we and Bright are treated as resident enterprises under the EIT Law) may qualify as “tax-exempt income”, but we cannot guarantee that such dividends will not be subject to PRC withholding tax. In addition, it could result in a situation in which a 10% PRC tax is imposed on dividends we pay to our non-PRC shareholders and gains derived by our non-PRC shareholders from transferring our shares, if such income is considered PRC-sourced income by the relevant PRC authorities.

According to Notice of the State Administration of Taxation on Issuing the Interim Measures for the Administration of Source-based Withholding of Enterprise Income Tax on Non-resident Enterprise (No. 3 [2009] of the State Administration of Taxation), the source-based withholding shall apply to the incomes from return on equity investment such as dividends and bonuses, interest, rents, royalties, income from assignment of property and other incomes subject to the enterprise income tax derived from China by non-resident enterprise, and the entities or individuals which are directly liable to make the relevant payments to the non-resident enterprises under the relevant legal or contractual provisions shall be the withholding agents; where the withholding agent failed to withhold or cannot perform the withholding obligations, the non-resident enterprise shall, within seven days after the payment or payment due for the dividends, file enterprise incoming tax to the competent tax authorities; where both parties to an equity transfer transaction which is conducted outside the PRC are non-resident enterprise, the non-resident enterprise which obtains the income shall file a tax return to the competent tax authority of the enterprise whose equity interests are transferred. The enterprise whose equity interests are transferred shall assist the tax authority in taxing the non-resident enterprise; where the non-enterprise again fails to pay tax within a certain time limit under a tax authority’s warning notice, the competent tax authority has the right to collect the enterprise incoming tax and charge late-payment surcharges from the non-enterprise’s income from other project(s) and its payable person in China, and send a Notice of Tax-related Matters, other income projects and its payable person is liable for the payable tax and overdue fine.

In such event, we may be required to withhold a 10% PRC tax on any dividends paid to non-resident investors. In addition, non-resident investors may be responsible for paying PRC tax at a rate of 10% on any gain realized from the sale or transfer of our shares if such non-resident investors and the gain satisfy the requirements under the EIT Law and its implementing rules, and we would not have an obligation to withhold income tax in respect of such gains.

If the PRC tax authorities determine that we and Bright are non-resident enterprises, dividends paid to us from our PRC Subsidiary will be subject to PRC withholding tax. The EIT Law and the implementing rules of the EIT Law provide that (A) an income tax rate of 25% will normally be applicable to non-resident enterprises which (i) have establishments or premises of business inside the PRC, and (ii) the income in connection with their establishment or premises of business is sourced from the PRC or the income is earned outside the PRC but has actual connection with their establishments or places of business inside the PRC, and (B) an income tax rate of 10% will be applicable to non-resident enterprises which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

As of the date of this prospectus, there has not been a definitive determination as to the “resident enterprise” or “non-resident enterprise” status of us or Bright. We and Bright will consult with the PRC tax authorities and make any necessary tax withholding if, in the future, Lanxi Sunrise were to pay any dividends and we or Bright (based on future clarifying guidance issued by the PRC), or the PRC tax authorities, determine that either we or Bright is a non-resident enterprise under the EIT Law.

United States Federal Income Taxation, page 75

58.           Make clear which PRC taxes affect U.S. investors and where U.S. investors may be subject to double taxation, including whether any treaties will be applicable.

Response:

We propose to insert the following paragraphs under subsection of “United States Federal Income Taxation” on page 75 of the F-1 between the “General” and “Dividends” sections.

Double Taxation

Under the current U.S. federal income tax rule, the U.S. non-corporate investors will pay 15% federal individual income tax on the dividends and long-term capital gains.  If a PRC income tax applies to cash dividends paid to a U.S. investor on the ordinary shares, such PRC income tax should be treated as a foreign tax eligible for a deduction from such investor's U.S. federal taxable income or a foreign tax credit against such investor's U.S. federal income tax liability dollar-by-dollar. However, the utilization of a foreign tax credit will be subject to applicable conditions and limitations.  Since the U.S. investors are allowed to claim a foreign tax credit on the PRC income tax paid, generally the U.S. investors will not be subject to double taxation.

In addition, if such PRC tax applies to any dividends, a U.S. investor should be entitled to certain benefits under the U.S.-PRC Income Tax Treaty, including a possible reduction in PRC tax withholding on a dividend distribution.  The current reduced withholding tax rate on dividends under the treaty is 10%.

Dividends, page 75

59.           Please revise your disclosure to make clear following references:
•	The "U.S. Treasury concern" referenced in the first paragraph under this heading that you state is previously discussed;
•	The "certain holding period and other requirements" referenced in the first paragraph under this heading; and
•	The "complex limitations" referenced in the last paragraph under this heading.

Response:

Noted. We will revise our disclosure to make clear the above references, as shown in the attached Exhibit E.

Passive Foreign Investment Company Rules, page 76

60.           Please revise your disclosure under this heading as follows:
•	Define the term "Passive Foreign Investment Company":
•	State whether you expect to be classified as a PFIC and include the reasoning behind your expectation:
•	Make clear the tax consequences associated with being, a "PFIC"; and
•	Discuss the effects, if any, that an adverse ruling from a PRC agency regarding your structure or residency status may have on the determination of your PFIC status.

Response:

Noted. We will revise our disclosure under the Passive Foreign Investment Company Rules on page 76, as shown in the attached Exhibit E.

Plan of Distribution, page 77

61.           Please revise your disclosure here and on the prospectus cover page to clarify how you will determine the "fixed prices" and the "varying prices determined at the time of sale" at which the selling stockholders will sell the ordinary shares. Please also clarify how such "fixed prices" and "varying prices determined at the time of sale will vary from "negotiated prices." See Items 2.A and 9.A. I of Form 20-F.

Response:

Noted, we propose to amend the second paragraph in the “Plan of Distribution” section on page 78 as follows:

The selling stockholders may sell all or a portion of the ordinary shares beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents.  If the ordinary shares are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions.  The ordinary shares may be sold in one or more transactions. If the ordinary shares are sold prior to the date of effectiveness of this Registration Statement on Form F-1 (the “F-1”), such ordinary shares shall be sold at a fixed price of $1.52 per share. If the ordinary shares are sold after the date of effectiveness of this F-1, such ordinary shares shall be sold at prevailing market prices at the time of the sale.  These sales may be effected in transactions, which may involve crosses or block transactions.

62.           We note that you estimate the total expenses of registration to be approximately $34,654. Please provide a reasonably itemized statement of the major categories of expenses. See Item 9.F.2 and Instruction to Item 9.F of Form 20-F.

Response:

We propose to add a breakdown of the expenses of registration under “Plan of Distribution”on page 78 as follows:

We will pay all expenses of the registration of the ordinary shares pursuant to the registration rights agreement, estimated to be $34,654 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling shareholder will pay all underwriting discounts and selling commissions, if any.  Our expenses in connection with the issuance and distribution of the securities being registered are estimated as follows:

SEC Registration Fee	$654.
Professional Fees and Expenses*	$30,000.
Printing and Engraving Expenses *	$2,000
Transfer Agent's Fees*	$1,000.
Miscellaneous Expenses*	$1,000
Total*	$34,654
* Estimates

We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling stockholders will be entitled to contribution.  We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling shareholder specifically for use in this prospectus, in accordance with the related registration rights agreement, or we may be entitled to contribution.

Signatures, page 87

63.           Please include the signature of your controller or principal accounting officer and indicate, underneath the “Title" column that such person has signed the registration statement his or her capacity as your controller or principal accounting officer. See Instruction I to Signatures of Form F-1.

Response:

Noted.  Signature will be included in our Amendment No. 1 to Registration Statement on Form F-1.

64.           Please include the signature of your authorized representative in the United States. See Instruction I to Signatures of Form F-1.

Response:

Noted.  Signature will be included in our Amendment No. 1 to Registration Statement on Form F-1.

Part II --- Information Note Required in Prospectus, page 82

Item 7. Recent Sales of Unregistered Securities, page 82

65.           With respect to the issuances of stock to Mr. Qi, HCI and Mr. Monticelli, please revise to disclose the amount of consideration received by the company. In addition, please disclose the number of investors that purchased notes in the private placement. See Item 701(c) of Regulation S-K,

Response:

Mr. Qi, HCI and Mr. Monticelli did not provide any monetary compensation for their shares.  Mr. Qi’s shares were granted to him as part of his severance agreement with the Company (footnote 2).  HCI provided investor relations services to the Company and in partial consideration for their services, the Company had agreed to issue them shares (footnote 3). Finally, Mr. Monticelli was issued shares as consideration for his services to the Company as independent director (footnote 4).

There were 23 investors that purchased the notes.  We will include this statement in Amendment No. 1 to Registration Statement on Form F-1.

66.           Please revise your disclosure regarding the private placement exemptions that you utilized to state briefly the facts relied upon to make each exemption available. See Item 701(d) of Regulation S-K.

Response:

We propose to amend our disclosure as follows:

The Offering was privately solicited by Rodman & Renshaw to investors that they knew.  Accordingly, the sale of the Notes was made pursuant to Section 4(2) of the Securities Act for transactions not involving a public offering and/or Regulation D, as promulgated by the SEC under the Securities Act, and in reliance upon exemptions from registration under applicable state securities laws.

Exhibit Index, page 88

67.           Please revise the exhibit numbers of your governing documents, all of which are currently numbered as exhibit 1 pursuant to the requirements of Item 601 of Regulation S-K.

Response:

Noted.  We will make the revisions.

68.           It does not appear that Exhibit 21.1 was filed with your Annual Report on Form 20-F filed on August 18, 2010 or that the Agency Agreement with Harbin Sunshine was filed with your Annual Report on Form 20-F filed on November 16. 2005. Please file these exhibits with your next amendment to the registration statement.

Response:

Noted.  We will file these documents together with our Amendment No. 1 to the Registration Statement on Form F-1.

69.     Please file Ms. Wehner's employment agreement as a material contract, or tell us why you are not required to do so. Sec Item 601(11)(10) of Regulation S-K.

Response:

Noted.  We will file Ms. Wehner’s employment agreement together with our Amendment No. 1 to the Registration Statement on Form F-1.

Exhibit 5.1

70.           Please clarify in the first paragraph that Sichenzia Ross Friedman Ference LLP has acted as your counsel.

Response:

Noted.We will submit the revised opinion with the Amendment No. 1 to the Registration Statement on Form F-1.

71.           Please delete the phrase “or the rules and regulations of the Securities and Exchange Commission" in the last paragraph of the opinion. Such qualification is inappropriate.

Response:

Noted.We will submit the revised opinion with the Amendment No. 1 to the Registration Statement on Form F-1.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Gao Ren
Gao Ren
Chief Executive Officer

Exhibit A

SELLING STOCKHOLDERS

The ordinary shares being offered by the selling stockholders are those issuable to the selling stockholders upon conversion of the convertible notes.  We are registering the ordinary shares in order to permit the selling stockholders to offer the shares for resale from time to time.  Except for the ownership of the convertible notes issued pursuant to the Purchase Agreement, the selling stockholders have not had any material relationship with us within the past three years.

The table below lists the selling stockholders and other information regarding the beneficial ownership of the ordinary shares by each of the selling stockholders.  The second column lists the number of ordinary shares beneficially owned by each selling shareholder, based on its ownership of the convertible notes, as of December 9, 2010, assuming conversion of all convertible notes held by the selling stockholders on that date, without regard to any limitations on conversions.

The third column lists the ordinary shares being offered by this prospectus by the selling stockholders.

In accordance with the terms of a Registration Rights Agreement with the selling stockholders, this prospectus generally covers the resale of at least 130% of the sum of number of ordinary shares issuable upon conversion and/or of the convertible notes as of the Trading Day immediately preceding the date the registration statement is initially filed with the SEC.  Because the conversion price of the convertible notes may be adjusted, the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus.  The fifth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

Under the terms of the convertible notes, a selling shareholder may not convert the convertible notes to the extent such conversion would cause such selling shareholder, together with its affiliates, to beneficially own a number of ordinary shares which would exceed 4.99% of our then outstanding ordinary shares following such conversion, excluding for purposes of such determination ordinary shares issuable upon conversion of the convertible notes which have not been converted.  The number of shares in the second column does not reflect this limitation.  The selling stockholders may sell all, some or none of their shares in this offering.  See “Plan of Distribution.”

Name of Selling Stockholder	Aggregate Principal Amount of Notes Purchased	Maximum Number of Ordinary Shares Convertible from Notes and OwnedPrior to Offering Based on a Conversion Per Share of $1.52(1) (2)	Number of Ordinary Shares Underlying the Notes Offered Pursuant to a Prospectus and Registration Statement(1) (2)	Percentage of Ordinary Shares Beneficially Owned Before Offering(1)(2)	Number of Ordinary Shares Beneficially Owned After Offering	Percentage of Ordinary Shares Beneficially Owned After Offering
CNH Diversified Opportunities Master Account, L.P. (8) 2 Greenwich Plaza, 3rd Floor, Greenwich, CT 06830	$300,000	197,368	162,864	0.96%	34,504	0.17%
AQR DELTA Sapphire Fund, L.P. (15) 2 Greenwich Plaza, 3rd Floor, Greenwich, CT 06830	$300,000	197,368	162,864	0.96%	34,504	0.17%
AQR Funds – AQR Diversified Arbitrage Fund(16) 2 Greenwich Plaza, 3rd Floor, Greenwich, CT 06830	$1,850,000	1,217,105	1,004,328	5.63%	212,777	1.03%
AQR Opportunistic Premium Offshore Funds, L.P. (17) 2 Greenwich Plaza, 3rd Floor, Greenwich, CT 06830	$450,000	296,053	244,296	1.43%	51,757	0.25%
Advanced Series Trust – AST Academic Services Portfolio (18) 2 Greenwich Plaza, 3rd Floor, Greenwich, CT 06830	$200,000	131,579	108,576	0.64%	23,003	0.11%
AQR DELTA Master Account, L.P. (19) 2 Greenwich Plaza, 3rd Floor, Greenwich, CT 06830	$1,800,000	1,184,211	977,184	5.48%	207,027	1.00%
AQR Absolute Return Master Account, L.P. (20) 2 Greenwich Plaza, 3rd Floor, Greenwich, CT 06830	$100,000	65,789	54,288	0.32%	11,501	0.06%
Periscope Partners LP (9) 401 City Ave, Suite 528, BalaCynwyd, PA 19004	$125,000	82,237	67,860	0.40%	14,377	0.07%
Stinson Management Company(10) 80 Quinsigamond Ave., Vineyard Haven, MA 02568	$300,000	197,368	162,864	0.96%	34,504	0.17%
Nextview Capital, LP (11) 180 Crestview Drive, Deerfield, IL 60015	$650,000	427,632	352,872	2.05%	74,760	0.36%
Wei Li 3540 W. Sahara Ave. #325, Las Vegas, NV 89102-5816	$50,000	32,895	27,144	0.16%	5,751	0.03%
Cranshire Capital LP (12) 3100 Dundee Road - 703, Northbrook, IL 60062-2739	$50,000	32,895	27,144	0.16%	5,751	0.03%
Gibralt US, Inc. (13) 2600-1075 W. Georgia Street, Vancouver BC, V6E, 3C9	$250,000	164,474	135,720	0.8%	28,754	0.14%
Iroquois Master Fund Ltd (3) 641 Lexington Avenue, 26th Floor, New York, NY 10022	$50,000	32,895	27,144	0.16%	5,751	0.03%
Pacific Capital Management LLC(4) 11601 Wilshire Blvd., Ste 2180, Los Angeles, CA	$300,000	197,368	162,864	0.96%	34,504	0.17%
Warberg Opportunistic Trading Fund LP (5) 716 Oak St. , Winnetka, IL 60093	$50,000	32,895	27,144	0.16%	5,751	0.03%
RL Capital Partners, LP(6) 405 Lexington Avenue, 2nd Floor, New York, NY 10174	$50,000	32,895	27,144	0.16%	5,751	0.03%
Ronald Lazar (21) 200 Winston Drive, #3109, Cliffside Park, NJ 07010-3234	$25,000	16,447	13,572	0.08%	2,875	0.01%
Anthony Polak (22) 8 Elskip Lane, Greenwich, CT 06831-3620	$50,000	32,895	27,144	0.16%	5,751	0.03%
Anthony Polak “S” (23) 8 Elskip Lane, Greenwich, CT 06831-3620	$25,000	16,447	13,572	0.08%	2,875	0.01%
Jamie Polak (24) 8 Elskip Lane, Greenwich, CT 06831-3620	$25,000	16,447	13,572	0.08%	2,875	0.01%
Domaco Venture Capital Fund (7) 195 Beech Street, Eastchester, NY 10709-3801	$25,000	16,447	13,572	0.08%	2,875	0.01%
Maple Day Limited (14) Unit D, 11th Floor, Ho Lee Commercial Building, 38-44 D' Aguilar St, Central, Hong Kong	$20,000	13,158	10,858	0.06%	2,300	0.01%

(1)
Under applicable SEC rules, a person is deemed to beneficially own securities which the person as the right to acquire within 60 days through the exercise of any option or warrant or through the conversion of a convertible security. Also under applicable SEC rules, a person is deemed to be the “beneficial owner” of a security with regard to which the person directly or indirectly, has or shares (a) voting power, which includes the power to vote or direct the voting of the security, or (b) investment power, which includes the power to dispose, or direct the disposition, of the security, in each case, irrespective of the person’s economic interest in the security. Each listed selling stockholder has the sole investment and voting power with respect to all the Ordinary Shares shown as beneficially owned by such selling stockholder, except as otherwise indicated in the footnotes to the table.

(2)
As of December 9, 2010 there were 20,412,203 Ordinary Shares of the Company issued and outstanding. In determining the percent of Ordinary Shares beneficially owned by a selling stockholder on December 9, 2010, (a) the numerator is the number of Ordinary Shares beneficially owned by such selling stockholder (including shares that he has the right to acquire within 60 days of December 9, 2010), and (b) the denominator is the sum of (i) the  20,412,203 shares outstanding on December 9, 2010 and (ii) the number of shares which such selling stockholders has the right to acquire within 60 days of  December 9, 2010.

(3)
Iroquois Capital Management L.L.C. (“Iroquois Capital”) is the investment manager of Iroquois Master Fund, Ltd (“IMF”).  Consequently, Iroquois Capital has voting control and investment discretion over securities held by IMF.  As managing members of Iroquois Capital, Joshua Silverman and Richard Abbe make voting and investment decisions on behalf of Iroquois Capital in its capacity as investment manager to IMF.  As a result of the foregoing, Mr. Silverman and Mr. Abbe may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the securities held by IMF. Notwithstanding the foregoing, Mr. Silverman and Mr. Abbe disclaim such beneficial ownership.

(4)
Pacific Capital Management, LLC (“PCM”) is a Delaware limited liability company.  Its investment manager is JMG Capital Management, Inc. (the “Manager”), a California corporation that has voting and dispositive power over PCM’s’ investments, including the Registrable Securities.  Jonathan M. Glaser is the Executive Officer and Director of the Manager and has sole investment discretion over PCM’s portfolio holdings.

(5)
Daniel I Warsh is the portfolio manager of Warberg Opportunistic Trading Fund LP and has the sole voting and dispositive power over the securities held for the account of Warberg Opportunistic Trading Fund LP.

(6)	Ronald Lazar and Anthony Polak are the managing members of RL Capital Partners, LP and have the sole voting and dispositive power over the securities held for the account of RL Capital Partners, LP.

(7)	Jack Polak is the general partner of Domaco Venture Capital Fund and has the sole voting and dispositive power over the securities held for the account of Domaco Venture Capital Fund.

(8)
Todd Pulvino is the principal of CNH Partners, LLC, the advisor of CNH Diversified Opportunities Master Account, L.P., and as such, has discretionary voting and investment authority over the shares owned by CNH Diversified Opportunities Master Account, L.P.

(9)	AllaPasernack is the portfolio manager of Periscope Partners LP and has the sole voting and dispositive power over the securities held for the account of Periscope Partners LP.

(10)
Stinson Management Company has discretionary authority over a group of agency accounts at M&T Investment Group. While ownership rests with each individual clients, as part of its authority Stinson Management Company exercises investment discretion and voting rights over the shares held in each agency account. Its President, John T. Stinson, is the sole individual permitted to exercise this authority on behalf of the company and its clients.

(11)	Stewart Flink is the portfolio manager of Nextview Capital, LP and has the sole voting and dispositive power over the securities held for the account of Nextview Capital, LP.

(12)
Downsview Capital, Inc. (“Downsview”) is the general partner of Cranshire Capital, L.P. (“Cranshire”) and consequently has voting control and investment discretion over securities held by Cranshire. Mitchell P. Kopin (“Mr. Kopin”), President of Downsview, has voting control over Downsview. As a result of the foregoing, each of Mr. Kopin and Downsview may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the shares of common stock beneficially owned by Cranshire.

(13)	Ryan Chan is the Vice President of Gibralt US, Inc. and has the sole voting and dispositive power over the securities held for the account of Gibralt US, Inc.

(14)	Xue Yu Chao is the director of Maple Day Limited and has the sole voting and dispositive power over the securities held for the account of Maple Day Limited.

(15)
Todd Pulvino is the principal of CNH Partners, LLC, the sub-advisor of AQR DELTA Sapphire Fund, L.P., and as such, has discretionary voting and investment authority over the shares owned by AQR DELTA Sapphire Fund, L.P.

(16)
Todd Pulvino is the principal of CNH Partners, LLC, the sub-advisor of AQR Funds – AQR Diversified Arbitrage Fund., and as such, has discretionary voting and investment authority over the shares owned by AQR Funds – AQR Diversified Arbitrage Fund.

(17)
Todd Pulvino is the principal of CNH Partners, LLC, the sub-advisor of AQR Opportunistic Premium Offshore Funds, L.P., and as such, has discretionary voting and investment authority over the shares owned by AQR Opportunistic Premium Offshore Funds, L.P.

(18)
Todd Pulvino is the principal of CNH Partners, LLC, the sub-advisor of AQR Capital Management, LLC, which acts as nominee and trustee for Advanced Series Trust – AST Academic Services Portfolio, and as such, has discretionary voting and investment authority over the shares owned by Advanced Series Trust – AST Academic Services Portfolio.

(19)
Todd Pulvino is the principal of CNH Partners, LLC, the sub-advisor of AQR DELTA Master Account, L.P., and as such, has discretionary voting and investment authority over the shares owned by AQR DELTA Master Account, L.P.

(20)
Todd Pulvino is the principal of CNH Partners, LLC, the sub-advisor of AQR Absolute Return Master Account, L.P., and as such, has discretionary voting and investment authority over the shares owned by AQR Absolute Return Master Account, L.P.

(21)	Ronald Lazar is an affiliate of Maxim Group LLC, a registered broker-dealer.

(22)	Anthony Polak is an affiliate of Maxim Group LLC, a registered broker-dealer.

(23)	Anthony Polak (S)is an affiliate of Maxim Group LLC, a registered broker-dealer.

(24)	Jamie Polak is an affiliate of Maxim Group LLC, a registered broker-dealer.

Exhibit B

Exhibit C

Landmark Square 111 West Ocean Blvd. Twenty-Second Floor Post Office Box 87 Long Beach, CA 90801-0087

Exhibit 8.2

WINDES & McCLAUGHRY
ACCOUNTANCY CORPORATION

ROBERT M. CORBIN, CPA
PARTNER

E-MAIL
RCORBIN@WINDES.COM
DIRECT LINE 949-271-2600

FILE NUMBER 333-171239

January 29, 2011

China Linen Textile Industry, Ltd.
Chengdong Street
Lanxi County, Heilongjiang Province 151500
People's Republic of China

Ladies and Gentlemen:

RE: 6,025,330 ORDINARY SHARES OF CHINA LINEN TEXTILE INDUSTRY, LTD.

(“THE COMPANY")

In connection with the public offering of 6,025,330 ordinary shares of the Company, pursuant to the registration statement of Form F-1 under the Securities Act of 1933, as amended (the "Act"), filed by the Company with the Securities and Exchange Commission (the "Commission") on December 17, 2010, (the "F-1 Registration Statement"), you have requested our opinion concerning the statements in the F-1 Registration Statement under the caption "Taxation – United States Federal Income Taxation."

The facts, as we understand them, and upon which with your permission we rely in rendering the opinion herein, are set forth in the F-1 Registration Statement.

In our capacity as certified public accounts to the Company, we have made such factual examinations and inquiries, including an examination of originals or copies certified or otherwise identified to our satisfaction of such documents, corporate records and other instruments as we have deemed necessary or appropriate for purposes of this opinion. In our examination, we have assumed the authenticity of all documents submitted to us as originals, the genuineness of all signatures thereon, the legal capacity of natural persons executing such documents and the conformity to authentic original documents of all documents submitted to us as copies. For the purpose of our opinion, we have not made an independent investigation, or audit of the facts set forth in the above-referenced documents.

We are opining herein as to the effect on the subject transaction only of the federal income tax laws of the United States and we express no opinion with respect to the applicability thereto, or the effect thereon, of other federal laws, the laws of any province, state or any other jurisdiction or as to any matters of municipal law or the laws of any other local agencies within any province, state or other jurisdiction.

Based on such facts and subject to the limitations set forth in the F-1 Registration Statement, that the statements of law or conclusions in the F-1 Registration Statement under the caption "Taxation – United States Federal Income Taxation", constitute our opinion as to the material United States Federal Income Tax consequences of an investment in the Ordinary Shares.

No opinion is expressed as to any matter not discussed herein.

This opinion is rendered to you as of the date of this letter, and we undertake no obligation to update this opinion subsequent to the date hereof. This opinion is based on various statutory provisions and regulations promulgated thereunder and interpretations thereof by the Internal Revenue Service and the courts having jurisdiction over such matters, all of which are subject to change either prospectively or retroactively. Also, any variation or difference in the facts from those set forth in the F-1 Registration Statement may affect the conclusions stated herein.

This opinion is furnished to you, and is for your use in connection with the transactions set forth in the F-1 Registration Statement. This opinion may not be relied upon by you for any other purpose, or furnished to, quoted to, or relied upon by any other person, firm or corporation, for any purpose, without our prior written consent, except that this opinion may be relied upon by persons entitled to rely on it pursuant to applicable provisions of federal securities law.

We hereby consent to the filing of this opinion as an exhibit to the F-1 Registration Statement and to the use of our name in the prospectus included in the F-1 Registration Statement. In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules or regulations of the Commission promulgated thereunder.

Yours truly,

Exhibit D

Exhibit E

United States Federal Income Taxation

In the opinion of Windes & McClaughry Accountancy Corporation, the following is a summary of the material U.S. federal income tax consequences to an investor of the acquisition, ownership and disposition of our securities covered by this prospectus.  The tax opinion provided to us by Windes & McClaughry Accountancy Corporation does not provide a "will" level of comfort on certain of the U.S. federal income tax issues discussed in the tax disclosure below and does not address all tax issues, (e.g., those are dependent on future facts or events).  Because of the absence of guidance directly on point as to how certain tax consequences discussed in the tax disclosure below would be treated for U.S. federal income tax purposes, it is not possible to predict what contrary positions, if any, may be taken by the Internal Revenue Service ("IRS") or a court considering these tax issues and whether such position would be materially different from those discussed in the tax disclosure (although the tax disclosure does describe certain possible alternative tax consequences).  As a result, the word "should" rather than "will" is used in certain portions of the tax disclosure in order to indicate a degree of uncertainty concerning these issues that is greater than would be indicated by a "will" level of opinion, but is less than would be indicated by a "more-likely-than-not" level of opinion.  Moreover, certain tax issues that are discussed in the tax disclosure are dependent on future facts or events, such as whether we will be classified as a PFIC for U.S. federal income tax purposes, and therefore cannot be addressed by a tax opinion.  Accordingly, each prospective investor is urged to consult is own tax advisors regarding the tax issues discussed in the tax disclosure below and how they may relate to the investor's particular circumstances.

The following is a summary of the material United States federal income tax consequences of the ownership and disposition of our ordinary shares by a U.S. Holder described below that will hold our ordinary shares as "capital assets" (generally, property held for investment) under the United States Internal Revenue Code. This summary is based upon existing United States federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, and tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold their ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any non-United States, state, or local tax considerations. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our ordinary shares.

General

For purposes of this summary, a "U.S. Holder" is a beneficial owner of our ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the United States Internal Revenue Code.

If a partnership is a beneficial owner of our ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partners of a partnership holding our ordinary shares are urged to consult their tax advisors regarding an investment in our ordinary shares.

Dividends

Any cash distributions (including the amount of any PRC tax withheld) paid on our ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a "dividend" for United States federal income tax purposes. For taxable years beginning before January 1, 2011, a non-corporate recipient of dividend income generally will be subject to tax on dividend income from a "qualified foreign corporation" at a maximum United States federal tax rate of 15% rather than the marginal tax rates generally applicable to ordinary income, provided, however, that certain holding period and other requirements are met. For example, in order to treat the dividend income as qualified dividend income and taxed at 15% reduced rate, on the date the dividends are paid, the investor must hold the stock for more than 60 days during the 121 day period beginning 60 days before the ex-dividend date (more than 90 days during the 181 day period beginning 90 days before the ex-dividend date for preferred stock dividends attributable to a period of more than 366 days).  In addition, the following dividend income will not be treated as qualified dividend:

a)	Dividends on stock to the extent that the investor is under an obligation to make related payments with respect to positions in substantially similar or related property;
b)	Any amount that the investor elects to treat it as investment income to support an investment interest deduction;
c)	Dividends from corporations that for the distributing year or the preceding year are exempt from U.S. income tax under IRC Sec. 501 or 521;
d)	Dividends deductible under IRC Sec. 591 by mutual savings banks; and
e)	Dividends paid on employer securities owned by an employee stock ownership plan (ESOP), which are deductible under IRC Sec. 404(k).

For dividend income received from a foreign corporation, it will be treated as qualified dividend income only if the foreign corporations are U.S. possession corporations or corporations eligible for benefits of a comprehensive income tax treaty with the U.S. that includes an exchange of information program, but not passive foreign investment companies (PFIC).  Dividends paid by certain foreign corporation may also qualify if the stock or ADRs are readily tradable on an established U.S. securities market.

As described above, under the current U.S. federal income tax rule, the U.S. non-corporateinvestors will pay 15% federal individual income tax on the dividends and long-term capital gains.  If a PRC income tax applies to cash dividends paid to a U.S. investor on the ordinary shares, such PRC income tax should be treated as a foreign tax eligible for a deduction from such investor's U.S. federal taxable income or a foreign tax credit against such investor's U.S. federal income tax liability dollar-by-dollar. However, the utilization of a foreign tax credit will be subject to applicable conditions and limitations.  Since the U.S. investors are allowed to claim a foreign tax credit on the PRC income tax paid, generally the U.S. investors will not be subject to double taxation.

In addition, if such PRC tax applies to any dividends, a U.S. investor should be entitled to certain benefits under the U.S.-PRC Income Tax Treaty, including a possible reduction in PRC tax withholding on a dividend distribution.  The current reduced withholding tax rate on dividends per the treaty is 10%.

U.S. Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances. Dividends received on our ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

Dividends generally will be treated as income from foreign sources for United States foreign tax credit purposes and generally will constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid, if any, on our ordinary shares. A U.S. Holder may be eligible to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ordinary shares, subject to a number of complex limitations, For example, there are some limitations on the U.S. holders' ability to utilize the foreign tax credit.  Generally, the total foreign tax credit that the U.S. holder can utilize is limited to the amount of U.S. federal income tax that would be imposed on the U.S. holder's foreign source income and separate calculations are required for different categories of income.   A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld, may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder's adjusted tax basis in such ordinary shares. Any capital gain or loss will be long-term if the ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law and gain from the disposition of the ordinary shares is subject to tax in the PRC, such gain may be treated as PRC source gain for foreign tax credit purposes under the United States-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

A foreign (non-U.S.) corporation will be a "Passive Foreign Investment Company" (“PFIC”) if at least 75% of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income.  Alternatively, a foreign corporation will be PFIC if at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income.  Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder's holding period for the ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ordinary shares. Under the PFIC rules the:

•	excess distribution and/or gain will be allocated ratably over the U.S. Holder's holding period for the ordinary shares;
•
amount allocated to the current taxable year and any taxable years in the U.S. Holder's holding period prior to the first taxable year in which we are classified as a PFIC, or pre-PFIC year, will be taxable as ordinary income;

•	amount allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to you for that year; and
•	interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than the current taxable year or a pre-PFIC year.

It does not appear that the Company will ever be classified as PFIC in the future since the Company is actively engaged in a trade or business which includes research, production and sales of linen textile products. However, if we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our ordinary shares or redeemable warrants and, in the case of our ordinary shares, the U.S. Holder did not make either a timely qualified electing fund ("QEF") election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) ordinary shares, or a mark-to-market election, as described below, such holder generally will be subject to special rules with respect to:

a)	any gain recognized by the U.S. Holder on the sale or other disposition of its ordinary shares or redeemable warrants; and
b)
any "excess distribution" made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder's holding period for the ordinary shares).

Under these rules:

•	The U.S. Holder's gain or excess distribution will be allocated ratably over the U.S. Holder's holding period for the ordinary shares or redeemable warrants;

•	The amount allocated to the U.S. Holder's taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder's holding period before the first day of our first taxable year in which we qualified as a PFIC, will be taxed as ordinary income;

•	The amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•	The interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

In general, a U.S. Holder may avoid the PFIC tax consequences described above in respect to our ordinary shares by making a timely QEF election to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

A U.S. Holder may not make a QEF election with respect to its redeemable warrants. As a result, if a U.S. Holder sells or otherwise disposes of a redeemable warrant (other than upon exercise of the redeemable warrant), any gain recognized will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above, if we were a PFIC at any time during the period the U.S. Holder held the redeemable warrants. If a U.S. Holder that exercises such redeemable warrants properly makes a QEF election with respect to the newly acquired ordinary shares (or has previously made a QEF election with respect to our ordinary shares), the QEF election will apply to the newly acquired ordinary shares, but the adverse tax consequences relating to PFIC shares, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such newly acquired ordinary shares (which generally will be deemed to have a holding period for purposes of the PFIC rules that includes the period the U.S. Holder held the redeemable warrants), unless the U.S. Holder makes a purging election. The purging election creates a deemed sale of such shares at their fair market value. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will increase the adjusted tax basis in its ordinary shares acquired upon the exercise of the warrants by the gain recognized and also will have a new holding period in such shares for purposes of the PFIC rules.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from us. Upon request from a U.S. Holder, we will endeavor to provide to the U.S. Holder no later than 90 days after the request such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election. However, there is no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided.

If a U.S. Holder has made a QEF election with respect to our ordinary shares, and the special tax and interest charge rules do not apply to such shares (because of a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares or a purge of the PFIC taint pursuant to a purging election, as described above), any gain recognized on the sale or other taxable disposition of our ordinary shares will be taxable as capital gain and no interest charge will be imposed.  U.S. Holders of a QEF are currently taxed on their pro rata shares of the QEF's earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income should not be taxable as a dividend to such U.S. Holders. The adjusted tax basis of a U.S. Holder's shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning shares in a QEF.

Although a determination as to our PFIC status will be made annually, an initial determination that we are a PFIC will generally apply for subsequent years to a U.S. Holder who held ordinary shares or redeemable warrants while we were a PFIC, whether or not we meet the test for PFIC status in those subsequent years. A U.S. Holder who makes the QEF election discussed above for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) our ordinary shares, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such shares, In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such shares for any taxable year of us that end within or with a taxable year of the U.S. Holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our taxable years in which we are a PFIC and during which the U.S. Holder holds (or is deemed to hold) our ordinary shares, the PFIC rules discussed above will continue to apply to such shares unless the holder makes a purging election, as described above, and pays the tax and interest charge with respect to the gain inherent in such shares attributable to the pre-QEF election period.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) our ordinary shares and for which we are determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its ordinary shares. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its ordinary shares at the end of its taxable year over the adjusted tax basis in its ordinary shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted tax basis of its ordinary shares over the fair market value of its ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder's adjusted tax basis in its ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the ordinary shares will be treated as ordinary income. Currently, a mark-to-market election may not be made with respect to warrants.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including the NASDAQ Capital Market, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Although we have applied to list our ordinary shares on the NASDAQ Capital Market, we cannot guarantee that our application will be approved, or, if approved, that our ordinary shares will continue to be listed on the NASDAQ Capital Market. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our ordinary shares under their particular circumstances.

If we are a PFIC and, at any time, have a foreign subsidiary that is classified as a PFIC, a U.S. Holder of our ordinary shares should be deemed to own a portion of the shares of such lower-tier PFIC, and could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, or the U.S. Holder were otherwise deemed to have disposed of an interest in, the lower-tier PFIC. Upon request, we will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder no later than 90 days after the request the information that may be required to make or maintain a QEF election with respect to the lower-tier PFIC. However, there is no assurance that we will have timely knowledge of the status of any such lower-tier PFIC or will be able to cause the lower-tier PFIC to provide the required information. A mark-to-market election generally would not be available with respect to such a lower-tier PFIC. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

If a U.S. Holder owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, such holder may have to file an IRS Form 8621 (whether or not a QEF election or mark-to-market election is or has been made) and any other information as may be required by the U.S. Treasury Department.

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our ordinary shares and redeemable warrants should consult their own tax advisors concerning the application of the PFIC rules to our ordinary shares and redeemable warrants under their particular circumstances.

Although a determination as to our PFIC status will be made annually, an initial determination that we are a PFIC will generally apply for subsequent years to a U.S. Holder who held ordinary shares or redeemable warrants while we were a PFIC, whether or not we meet the test for PFIC status in those subsequent years. A U.S. Holder who makes the QEF election discussed above for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) our ordinary shares, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such shares.  In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such shares for any taxable year that ends within a taxable year of the U.S. Holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our taxable years in which we are a PFIC and during which the U.S. Holder holds (or is deemed to hold) our ordinary shares, the PFIC rules discussed above will continue to apply to such shares unless the holder makes a purging election, as described above, and pays the tax and interest charge with respect to the gain inherent in such shares attributable to the pre-QEF election period.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares and any of our non-United States subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be subject to the rules described above on certain distributions by a lower-tier PFIC and a disposition of shares of a lower-tier PFIC even though such U.S. holder would not receive the proceeds of those distributions or dispositions. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder's indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our ordinary shares during any taxable year that we are a PFIC, the holder must file an annual report with the U.S. Internal Revenue Service. In the case of a U.S. Holder who has held ordinary shares during any taxable year in respect of which we were classified as a PFIC and continues to hold such ordinary shares (or any portion thereof) and has not previously determined to make a mark-to-market election, and who is now considering making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ordinary shares. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of purchasing, holding, and disposing ordinary shares if we are or become classified as a PFIC, including the possibility of making a mark-to-market election.

Information Reporting and Backup Withholding

Pursuant to the Hiring Incentives to Restore Employment Act enacted on March 18, 2010, in tax years beginning after the date of enactment, an individual U.S. Holder and certain entities may be required to submit to the Internal Revenue Service certain information with respect to his or her beneficial ownership of the ordinary shares, if such ADSs or ordinary shares are not held on his or her behalf by a U.S. financial institution. This new law also imposes penalties if an individual U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

In addition, dividend payments with respect to the ordinary shares and proceeds from the sale, exchange or redemption of the ordinary shares may be subject to information reporting to the Internal Revenue Service and United States backup withholding at a rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. Holders should consult their tax advisors regarding the application of the United States information reporting and backup withholding rules. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder's United States federal income tax liability, and a U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.